SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – AngloGold Ashanti 06 Supplementary Information:
Mineral Resource and Ore Reserve

Supplementary
Information:
Mineral Resource
and Ore Reserve
06

Page 2_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
It is AngloGold Ashanti policy to report
its Mineral Resource and Ore Reserve
in accordance with the JORC and
SAMREC codes.

Mineral Resource
and Ore Reserve
Summary
DRC

10
18
21
24
28
31
34
37
8
9
2
AngloGold Ashanti
_Mineral Resource and Ore Reserve 2006_Page 1

Page 2_AngloGold Ashanti
_Mineral Resource and Ore Reserve 2006
MINERAL RESOURCE AND ORE RESERVE
Moz
December 2005 Mineral Resources
175.8
Reductions
2006 total depletion
-8.3
Tau Tona – areas on both the Ventersdorp Contact Reef and Carbon Leader Reef Shaft Pillars were determined not to have economic potential.
-1.9
Moab Khotsong – due to new exploration drilling
-1.4
Sadiola – due to a change in methodology when compared to the 2005 Mineral Resource
-0.9
Bibiani Mine – due to sale of asset
-0.9
Other – total of non-significant changes
-0.5
Additions
Obuasi – due to exploration and changes in estimation methodology below 50 level area
5.2
Boddington – due to successful exploration
2.1
Navachab – due to successful exploration, increased gold price and improved mining efficiencies.
2.1
Geita – due to revised Mineral Resource Models, successful exploration and increased gold price.
2.1
Siguiri – due to successful exploration and increased gold price.
1.5
Savuka – due to increased gold price
1.2
Cripple Creek and Victor – due to successful exploration and gold price
1.1
Iduapriem – due to increased gold price
0.7
Cerro Vanguardia – due to successful exploration
0.6
West Wits Surface – due to inclusion of tailing dams as a result of the increased gold price
0.5
Serra Grande – due to the successful exploration in the Open Pit and Mina Nova areas
0.2
Yatela – due to increased gold price
0.2
Other – total of non-significant changes
2.0
December 2006 Mineral Resources
181.6
Ore Reserves and Mineral Resources are reported in accordance with the minimum standard described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves
(The JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC 2000 Code). Mineral
Resources are inclusive of the Ore Reserve component unless otherwise stated.
Mineral Resources
The 2006 Mineral Resource increased by 14.1 million ounces to 181.6 million ounces before depletion.
After a depletion of 8.3 million ounces, the net increase is 5.8 million ounces. Mineral Resources were estimated at a gold price of $650 per ounce in contrast to the $475 used in 2005. The increased gold price resulted in an increase of 5.8 million ounces while successful exploration and revised modelling resulted in a further increase of 7.6 million ounces.

AngloGold Ashanti
_Mineral Resource and Ore Reserve 2006_Page 3
MINERAL RESOURCE AND ORE RESERVE
Ore Reserves
Total AngloGold Ashanti Ore Reserves increased from 63.3 million ounces in 2005 to 66.9 million ounces in December 2006. A year-on-year increase of 10.1 million ounces (16%) occurred before depletion and an increase of 3.6 million ounces (6%) occurred after depletion.
A gold price of $550 was used for Ore Reserve estimates in contrast to the $400 used in 2005. The change in economic assumptions made from 2005 to 2006 resulted in the Ore Reserve increasing by 3.7 million ounces while exploration and modelling resulted in an additional increase of 6.6 million ounces.
Moz
December 2005 Ore Reserves
63.3
Reductions
2006 total depletion
-6.5
Moab Khotsong – due to drop in values as a result of drilling
-0.4
Bibiani Mine – due to sale of asset
-0.1
Other – total of non-significant changes
-0.4
Additions
Mponeng – due to the inclusion of the VCR below 120 level project and higher gold price
2.9
Cripple Creek and Victor – due to planned extension of life
1.1
Sadiola – due to the inclusion of the Deep Sulphide Project
1.0
Boddington – due to upgrade of Inferred Mineral Resources in the Pit and increased gold and copper prices.
0.7
Sunrise Dam – due to inclusion of North-Wall Cutback and Cosmo Ore-bodies because of an increased gold price
0.7
Iduapriem – due to increased gold price
0.5
Tau Lekoa – due to increased gold price
0.5
AGA Mineração – due to Córrego do Sítio Sulphide exploration drilling and Cuiabá development
0.5
Cerro Vanguardia – due to successful exploration program and increased gold price
0.4
Siguiri – additional pit included due to increased gold price
0.4
Navachab – due to the increased gold price marginal ore is now economic and the pit is larger
0.3
Savuka – due to the increased gold price
0.3
Yatela – due to the inclusion of an additional cutback
0.2
Serra Grande – due to incorporation of an open pit and the development of levels with higher tons than expected
0.2
Morila – due to the increased gold price marginal ore is now economic
0.1
Other – total of non-significant changes
1.4
December 2006 Ore Reserves
66.9

Page 4_AngloGold Ashanti
_Mineral Resource and Ore Reserve 2006
MINERAL RESOURCE AND ORE RESERVE
By-products
A number of by-products are recovered as a result of the processing of gold ore reserves.
These include 11.8 thousand tonnes of uranium from the South African operations, 0.19 million tonnes of copper from Australia, 0.50 million tonnes of sulphur from Brazil and 24.5 million ounces of silver from Argentina. Details of the by-product Mineral Resources and Ore Reserves are given in the supplementary statistics document which is available on the corporate website,
www.AngloGoldAshanti.com.
Audit of 2005 Mineral Resource and Ore Reserve statement
During the course of the year, the AngloGold Ashanti 2005 Mineral Resource and Ore Reserve
Statement was submitted to independent consultants for review. The mineral resources and ore reserves from six of AngloGold Ashanti's global operations were selected and reviewed. The company has been informed that the audit identified no material shortcomings in the process by which AngloGold
Ashanti's reserves and resources were evaluated. It is the company's intention to continue this process so that all its operations will be audited over a three-year period. The audit of those operations selected for review during 2007 is currently in progress.
Competent persons
The information in this report that relates to exploration results, Mineral Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the

AngloGold Ashanti
_Mineral Resource and Ore Reserve 2006_Page 5
MINERAL RESOURCE AND ORE RESERVE
Australian Institute of Mining and Metallurgy (AusIMM) or recognised overseas professional organisations. They are all full-time employees of the company.
The competent person for AngloGold Ashanti exploration is:
E Roth, PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM, 16 years experience.
Competent persons for AngloGold Ashanti's Mineral Resources are:
VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 21 years experience.
MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM,
27 years experience.
Competent persons for AngloGold Ashanti's Ore Reserves are:
CE Brechtel, MSc (Mining Engineering), MAusIMM, 31 years’ experience.
D L Worrall, ACSM, MAusIMM, 26 years’ experience.
J van Zyl Visser, MSc (Mining Engineering), BSc (Mineral Resource Management), PLATO, 20 years experience.
The competent persons consent to the inclusion of the exploration, Mineral Resources and Ore
Reserves information in this report, in the form and context in which it appears.

Page 6_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
MINERAL RESOURCES AND ORE RESERVES
as at 31 December 2006
Ore Reserves by country
(attributable)
Metric
Imperial
Contained                                                          Contained
Tonnes
Grade
gold
Tons
Grade
gold
Category
million
g/t
tonnes
million
oz/t
Moz
South
Africa
Proved
15.5                7.86              122.0
17.1              0.229
3.9
Probable
181.6                3.99              724.7
200.2              0.116                23.3
Total
197.2                4.29              846.7
217.3              0.125                27.2
Argentina*
Proved
0.9
7.09                 6.1
0.9
0.207                  0.2
Probable
6.9                6.22               42.7
7.6
0.181                  1.4
Total
7.7                6.32               48.8
8.5
0.184                  1.6
Australia*
Proved
54.9
1.18
64.7
60.5
0.034
2.1
Probable
133.2
1.02
135.4
146.8
0.030
4.4
Total
188.0
1.07
200.1
207.3
0.031
6.4
Brazil*
Proved
3.7
5.60
20.8
4.1
0.163
0.7
Probable
10.3
7.40
76.3
11.4
0.216
2.5
Total
14.0
6.92
97.1
15.5
0.202
3.1
Ghana*
Proved
50.8
2.13
108.2
56.0
0.062
3.5
Probable
74.5
3.10
231.3
82.2
0.091
7.4
Total
125.3
2.71
339.5
138.1
0.079
10.9
Guinea*
Proved
18.2
0.60
10.8
20.1
0.017
0.3
Probable
52.7
0.85
45.0
58.1
0.025
1.4
Total
70.9
0.79
55.9
78.2
0.023
1.8
Mali*
Proved
15.7
1.79
28.0
17.3
0.052
0.9
Probable
20.8
2.85
59.1
22.9
0.083
1.9
Total
36.4
2.39
87.2
40.2
0.070
2.8
Namibia
Proved
5.3
1.08
5.8
5.9
0.032
0.2
Probable
10.1
1.63
16.5
11.2
0.048
0.5
Total
15.5
1.44
22.3
17.0
0.042
0.7
Tanzania
Proved
4.0
0.97
3.9
4.5
0.028
0.1
Probable
74.9
3.47
259.6
82.6
0.101
8.3
Total
79.0
3.34
263.6
87.0
0.097
8.5
USA
Proved
93.4
0.93
87.0
103.0
0.027
2.8
Probable
35.6
0.91
32.5
39.2
0.027
1.0
Total
129.0
0.93
119.5
142.2
0.027
3.8
Totals*
Proved
262.4
1.74
457.2
289.2
0.051
14.7
Probable
600.6
2.70
1,623.3
662.1
0.079
52.2
Total
863.0
2.41
2,080.5
951.3
0.070
66.9
* Reserves attributable to AngloGold Ashanti

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 7
MINERAL RESOURCES AND ORE RESERVES
as at 31 December 2006
Mineral Resources by country(1)
Metric
Imperial
Contained                                                          Contained
Tonnes
Grade
gold
Tons
Grade
gold
Category
million
g/t
tonnes
million
oz/t
Moz
South Africa
Measured
27.3
13.97
381.0
30.0
0.408
12.2
Indicated
528.5
3.89
2,054.4
582.6
0.113
66.1
Inferred
28.4
5.66
160.7
31.3
0.165
5.2
Total
584.2
4.44
2,596.1
643.9
0.130
83.5
Argentina**
Measured
11.4
2.35
26.7
12.6
0.068
0.9
Indicated
17.5
3.24
56.6
19.2
0.095
1.8
Inferred
10.4
3.03
31.4
11.4
0.088
1.0
Total
39.2
2.93
114.7
43.2
0.085
3.7
Australia**
Measured
71.2
1.08
76.6
78.5
0.031
2.5
Indicated
213.9
0.87
186.3
235.8
0.025
6.0
Inferred
233.3
0.73
170.3
257.1
0.021
5.5
Total
518.4
0.84
433.2
571.5
0.024
13.9
Brazil**
Measured
8.6
6.16
52.7
9.4
0.180
1.7
Indicated
18.5
7.35
136.3
20.4
0.214
4.4
Inferred
25.7
7.11
182.9
28.3
0.207
5.9
Total
52.8
7.04
371.8
58.2
0.205
12.0
Ghana**
Measured
82.1
3.60
295.7
90.4
1.105
9.5
Indicated
93.3
4.77
445.4
102.9
0.139
14.3
Inferred
43.9
6.47
284.2
48.4
0.189
9.1
Total
219.3
4.68
1,025.4
241.8
0.136
33.0
Guinea**
Measured
18.7
0.60
11.2
20.6
0.018
0.4
Indicated
74.1
0.83
61.5
81.6
0.024
2.0
Inferred
131.4
0.66
86.4
144.8
0.019
2.8
Total
224.1
0.71
159.2
247.1
0.021
5.1
Mali**
Measured
18.8
1.90
35.7
20.8
0.055
1.1
Indicated
23.4
2.80
65.6
25.8
0.082
2.1
Inferred
16.7
2.48
41.5
18.4
0.072
1.3
Total
59.0
2.42
142.8
65.0
0.071
4.6
Namibia
Measured
11.4
0.81
9.3
12.6
0.024
0.3
Indicated
53.8
1.29
69.1
59.3
0.037
2.2
Inferred
33.7
1.16
38.9
37.1
0.034
1.3
Total
98.9
1.19
117.3
109.0
0.035
3.8
Tanzania
Measured
4.0
0.97
3.9
4.5
0.028
0.1
Indicated
114.2
3.32
379.2
125.8
0.097
12.2
Inferred
24.3
3.09
75.2
26.8
0.090
2.4
Total
142.5
3.22
458.3
157.1
0.094
14.7
USA
Measured
180.2
0.82
148.3
198.7
0.024
4.8
Indicated
95.7
0.75
71.5
105.4
0.022
2.3
Inferred
14.1
0.59
8.3
15.6
0.017
0.3
Total
290.0
0.79
228.1
319.7
0.023
7.3
Totals
Measured
433.7
2.40
1,041.1
478.1
0.070
33.5
Indicated
1,232.8
2.86
3,525.8
1,359.0
0.083
113.4
Inferred
561.9
1.92
1,079.9
619.4
0.056
34.7
Total
2,228.5
2.53
5,646.9
2,456.5
0.074
181.6
** Resources attributable to AngloGold Ashanti
(1)
Inclusive of the Ore Reserve component

Page 8_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
MINERAL RESOURCE DEFINITIONS
Mineral Resource
The SAMREC/JORC definition of a Mineral Resource is as
follows:
A Mineral Resource is a concentration or occurrence of material of intrinsic economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred,
Indicated and Measured categories.
The Mineral Resource is estimated using all drilling and sampling information along with a detailed geological model. The
geological models are based on core logging, mapping,
geophysics, geochemistry and geological understanding that
have been developed for each deposit. Most of the AngloGold
Ashanti deposits have been the subject of research by world
experts in the class of gold deposit.
The grade estimation for each deposit has been developed over the life of the mine and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the deep South African mines utilise a process of compound log normal macro kriging for the estimation of the
Mineral Resource, while the open pits and shallow underground mines generally use recoverable Mineral Resource models,
estimated using uniform conditioning or multiple indicator
kriging.
In order to comply with the economic requirement of the
definition of Mineral Resource, all AngloGold Ashanti Mineral
Resources are constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the
Ore Reserve. In the underground gold mines, scoping studies
are conducted on all coherent blocks of ground that lie above the calculated Mineral Resource cut-off. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the
Mineral Resource gold price and all material outside these shells is excluded from the Mineral Resource, unless it is potentially mineable from underground.
It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Ore
Reserve. In interpreting the Mineral Resource it is critical to factor in the following:
(i)
The Mineral Resource is quoted in situ and has not been
corrected for dilution, mining losses or recovery.
(ii)
The Mineral Resource includes a high percentage of inferred
material, which, following further exploration drilling may be converted to an Indicated or Measured Mineral Resource.
(iii)
Many of the areas lying in the exclusive Mineral Resource
are currently being actively drilled and are the subject of
economic and technical studies. It can, however, not be
assumed at this stage that the company has intent to mine
these areas.
Mineral Resource classification is based on the 15% rule. A
Measured Mineral Resource should be expected to be within
15% of the quarterly metal estimate at least 90% of the time, while for an Indicated Mineral Resource estimate the annual
metal estimate should be within 15% of the metal estimated at least 90% of the time. For an Inferred Mineral Resource the
annual error may for 90% of the time, be greater than 15%.
The process and methodology of classification are at the
discretion of the competent person. Techniques such as
conditional simulation or even an empirical reconciliation-based approach are employed. However, all operations are responsible for demonstrating, through reconciliation, that their classification system conforms to the 15% rule set out above.
AngloGold Ashanti quotes its Mineral Resource as inclusive of the Ore Reserve. However, in this document the exclusive
Mineral Resource is also quoted. The exclusive Mineral Resource is defined as the inclusive Mineral Resource less the Ore Reserve before dilution and other factors are applied. The exclusive
Mineral Resource consists of the following components:
•
Inferred Mineral Resource within the optimised shell;
•
Other Inferred Mineral Resource;
•
Measured and Indicated Mineral Resource that lies between
the life of mine (LOM) pit shell/mine design and the Mineral
Resource pit shell. This material will become economic if the gold price increases; and
•
Mineral Resource where the technical studies to engineer
an Ore Reserve have not yet been completed.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 9
ORE RESERVE DEFINITIONS
Ore Reserve
The SAMREC/JORC definition of an Ore Reserve is as
follows:
An Ore Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal,
environmental, social and governmental factors. These
assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided, in order of increasing confidence, into Probable Ore Reserves and
Proved Ore Reserves.
In the underground operations Ore Reserves are based on a full mine design and in the case of open pits on a pit optimisation followed by a final pit design. Ore Reserves are reported
according to tonnage, mean grade(s), and contained metal
inclusive of mining dilution, mining ore losses and mine call factors. These modifying factors are based on measurements,
rather than estimates. Tonnage and grade estimates for surface stockpile materials that meet Ore Reserve criteria are itemised separately.
Only those Ore Reserves included for treatment in the business unit plan production schedule are considered in the Ore Reserve statement. These sometimes include marginal or sub-grade ores as well as Inferred Mineral Resource. These Inferred Mineral
Resources are not included in the Ore Reserve statement.
For new projects an Ore Reserve is only reported if an auditable pre-feasibility or feasibility study has been completed that demonstrates the viability of the project and meets the
company’s investment requirements. There should also be intent on the part of the company to proceed to feasibility and
ultimately a mining phase.
Traditional sensitivity studies are not applied to the Ore Reserve.
Instead, the cash flow for each operation is tested using gold prices near to the average gold price for the preceding three years. Gold prices of US$475 and US$500/oz were used. In all cases, except for Tau Lekoa, the operations remained cash flow positive albeit at a reduced margin. In the case of Tau Lekoa the
Ore Reserve dropped from 1.3 Moz to 0.4 Moz at US$475/oz.
Audit of Mineral Resource and Ore Reserve
AngloGold Ashanti has a policy whereby all estimates of Mineral
Resource and Ore Reserve are subject to audit on a regular
basis. These audits consist of:
•
a corporate technical group review (annual)
•
an external audit (once in every three years); and
•
regional review (annual)
The 2006 Mineral Resources and Ore Reserves as reported for
the following operations will be subject to external audit:
•
Mponeng
•
Geita
•
Obuasi
•
Morila
•
Sadiola
•
Yatela
•
Cuiabá
•
Cripple Creek and Victor
The Mponeng audit was completed in October 2006 and the
remainder will be completed early in 2007.
The 2005 Mineral Resources and Ore Reserves were audited for the following operations:
•
Vaal River surface sources
•
Siguiri
•
Tau Lekoa
•
MSG
•
Navachab
•
Moab Khotsong
No significant issues were identified in any of the external audits.

Page 10_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: OVERVIEW
SOUTH AFRICA
The South African operations comprise seven underground mines which are located in two geographical regions on the Witwatersrand Basin; known as the Vaal River and West Wits operations.
Vaal River operations consist of Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong mines.
The primary reefs in this region are the Vaal Reef (VR) and the Ventersdorp Contact Reef (VCR)
and the secondary reef mined is the Crystalkop Reef (C Reef).
The West Wits Operations are made up of Mponeng, Savuka and TauTona and these mines are situated near the town of Carletonville. The primary reefs mined are the Carbon Leader Reef
(CLR) and Ventersdorp Contact Reef (VCR).
All seven operations are 100% owned by AngloGold Ashanti. In addition, the Vaal River Surface and West Wits Surface operations comprise of the mining of waste rock dumps and tailings dams resulting from the mining and processing of the primary and secondary reef horizons.
Mineral Resource and Ore Reserve gold price and exchange rates
Units
2006
2005
Mineral Resource gold price
US$/oz
650
425
Ore Reserve gold price
US$/oz
550
400
Exchange rate – South Africa
ZAR/US$
6.50
6.75

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 11
Mineral Resource estimation
A multi-disciplinary approach is adopted to Mineral Resource estimation whereby inputs are required from the geology, survey, mine planning and evaluation departments. A computerised system called the Mineral Resource Inventory System (MRIS) integrates all the input information to produce the final Mineral Resource per operation. The Mineral Resource estimates are computed from a composite grid of value estimates, comprising various block sizes. The macro block sizes vary from
210m x 210m to 420m x 420m and the micro blocks comprise of 30m x 30m blocks.
Compound lognormal macro co-kriging estimation techniques are used to produce estimates for the larger block sizes. This technique uses the Bayesian approach whereby the assayed
(observed) data in the mined out areas are used to infer the population characteristics of the area ahead of current mining. The geological model forms the basis for this estimation and all surface borehole information from the peripheral areas of the mine lease play a crucial role in determining the geological model boundaries. Simple kriging is used for the 30 meter block sizes and these estimates are constrained by the kriging variance.
The Mineral Resources are initially reported as inclusive of Ore Reserves as they form the basis for the Ore Reserve conversion process. Mineral Resource cut-offs are computed by operation, for each reef horizon. These cut-offs incorporate a profit margin that is relevant to the business plan.
Mineral Resource grade tonnage curves are produced for the individual operations, which shows the potential of the orebody at different cut-offs. These curves are produced for dimensions equivalent to a practical mining unit for underground operations.
Orkney
West Wits locality plan
Vaal River locality plan

Page 12_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: OVERVIEW
Exclusive Mineral Resource
The exclusive Mineral Resource is defined as the inclusive Mineral Resource minus the in-situ Ore
Reserve before stoping width, dilution and mine call factors are applied. Scoping studies are conducted on this exclusive Mineral Resource, where capital requirements and current costs are used to test economic potential. If these studies show no reasonable economic potential at the
Mineral Resource gold price then the material is excluded from the Mineral Resource. All planned pillars (ahead of current mining) form part of the exclusive Mineral Resource.
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Country
Mine
Category
Spacing
Diamond
Other
Comments
m (- x -)
South Africa
South
Measured
5 x 5
X
Based on
African                                                                               constrained kriging
Mines
variance, supported
by chip sampling
in stopes.
Indicated
2 x 200
X
Supported by
underground
drillholes and chip
sampling of reef
development ends.
Inferred
1000 x 1000
X
Supported by
surface drillholes.
Grade/ore
control
5 x 5
X
Chipped channel
samples.
Ore Reserve estimation
All mine designs are undertaken using the Cadsmine software package and include the delineation of mining or stoping areas for each mining level and section, usually leading from an extension to the existing mining sequence, and the definition of the necessary development layouts. The in-situ
Mineral Resource is scheduled monthly for the full LOM plan. The value estimates for these schedules are derived directly from Mineral Resource Inventory System (MRIS).
Modifying factors are applied to the in-situ Mineral Resource to arrive at an Ore Reserve. These factors comprise a dilution factor to accommodate the difference between the mill width and the stoping width as well as the mine call factor (MCF).
Inferred Mineral Resource in business plan
The LOM plan includes minimal Inferred Mineral Resource.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 13
Modifying factors
Ore Reserve modifying factors (as at 31 December 2006)
Mineral Resource
Ore Reserve
Mine
Metal-
cut-off
cut-off
Cut-off
Stoping
call
lurgical
grade
grade
value
width
Dilution
(1)
*
factor **    recovery
Other
South Africa
g/t (Au)
g/t (Au)
cmg/t (Au)
cm
%
%
%
factor
Great Noligwa
4.64
6.23
1000
161
42%
68%
97%
n/a
Kopanang
4.00
5.88
600
102
49%
68%
98%
n/a
Moab Khotsong – upper mine
4.80
6.61
1000
151
38%
77%
98%
n/a
Tau Lekoa
3.79
7.14
1000
140
18%
82%
97%
n/a
Mponeng
5.50
5.71
800
140
40%
89%
98%
n/a
Vaal River Surface Rock Dumps
0.41
0.41
n/a
n/a
n/a
n/a
74%
n/a
Savuka
6.50
7.63
900
118
47%
72%
97%
n/a
Tau Tona
5.13
10.27
1000
97
115%
78%
98%
n/a
(1) Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
* Dilution: The difference between the tonnage broken in stopes and the tonnage milled from underground sources. For example, if 100 tonnes broken in the stopes amounts to 132 tonnes milled, then the dilution is 32%.
**Mine Call Factor (MCF): The ratio expressed as a percentage, which the specific product accounted for in the recovery, plus residues, bears to the corresponding product called for by the mine’s measuring methods.

Page 14_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: OVERVIEW
Development sampling results
Development values represent actual results of sampling. No allowances have been made for adjustments necessary in estimating Ore Reserves.
JANUARY TO DECEMBER 2006
Advanced
Sampled
Statistics are shown
metres
Sampled
Ave channel
Gold
Uranium
in metric units
(total)
metres
width (cm)
Ave g/t
Ave cm g/t
Ave kg/t
Ave cm kg/t
VAAL RIVER
Great Noligwa Mine
Vaal Reef
14,054 2,088 126.2 26.64 3,362 1.05 132.06
Kopanang Mine
Vaal Reef
25,132 2,758 15.5 152.13 2,358 12.30 190.70
Tau Lekoa Mine
Ventersdorp Contact Reef
7,548 1,968 97.7 8.71 851 – –
Moab Khotsong Mine
Vaal Reef
18,575 498 116.5 18.23 2,124 1.38 160.65
WEST WITS
TauTona Mine
Ventersdorp Contact Reef
932 – – – – – –
Carbon Leader Reef 12,276 120 12.2 63.03 769 0.42 5.13
Savuka Mine
Ventersdorp Contact Reef
25 – – – – – –
Carbon Leader Reef 637 – – – – – –
Mponeng Mine
Ventersdorp Contact Reef
16,047 2,342 86.5 23.27 2,013 – –

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 15
Advanced
Sampled
Statistics are shown
feet
Sampled
Ave channel
Gold
Uranium
in imperial units
(total)
feet
width (in)
Ave oz/t
Ave ft oz/t
Ave lb/t
Ave ft lb/t
VAAL RIVER
Great Noligwa Mine
Vaal Reef
46,108
6,850
49.69
0.78
3.22
2.10
8.69
Kopanang Mine
Vaal Reef
82,454
9,049
6.10
4.44
1.64
24.60
4.21
Tau Lekoa Mine
Ventersdorp Contact Reef
24,763
6,457
38.46
0.25
1.02
–
–
Moab Khotsong Mine
Vaal Reef
60,942
1,634
45,87
0.53
2.03
2.76
10.55
WEST WITS
TauTona Mine
Ventersdorp Contact Reef
3,057
–
–
–
–
–
–
Carbon Leader Reef
40,276
394
4.80
1.84
0.74
0.84
0.34
Savuka Mine
Ventersdorp Contact Reef
82
–
–
–
–
–
–
Carbon Leader Reef
2,090
–
–
–
–
–
–
Mponeng Mine
Ventersdorp Contact Reef
52,646
7,684
34.06
0.68
1.93
–
–

Page 16_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: OVERVIEW
Mineral Resource and Ore Reserve comparison by operation (attributable)
AU CONTENT (ATTRIBUTABLE) (MILLION OUNCES)
% change
% change
from
from
2005
Nett diff
2005
Percentage
Other before
Dec
after
after
Operation
attributable
Category
2005 Depletion
(1)
change
(2) depletion   2006
depletion
depletion
Comments
South Africa
Great Noligwa
100% Resource 10.993 (0.915) 0.551
5  10.629
(0.364) (3) The increased gold price resulted in an
additional Mineral Resource being
declared for the C Reef. Portions of the
Vaal Reef and C Reef Shaft pillars were
removed from the Mineral Resource
Reserve 4.612 (0.625) 0.047 1
 4.034
(0.578) (13) The inclusion of the C Reef caused a
slight increase in Ore Reserve
Kopanang 100% Resource 11.336 (0.711) 0.352
3   10.977
(0.359) (3) The value increased as the result of new
channel sampling
Reserve 5.509 (0.46) (0.213) (4) 4.836 (0.673) (12) The reduction in Ore Reserve is due to a slightly lower MCF
Moab Khotsong 100% Resource 12.965 (0.062) (1.375)
(11)  11.528
(1.437) (11) Overall decrease in value due to
exploration results from MGR7 and MZA9
Reserve 3.616 (0.047) (0.398) (11) 3.171 (0.445) (12) Reduction due to the drop in values as a result of exploration drilling
Tau Lekoa 100% Resource 7.724 (0.186) (0.389) (5) 7.149 (0.575) (7) The Jonkerskraal area was removed from the Mineral Resource and there was an
overall decrease in value
Reserve 1.009 (0.178) 0.5 50 1.331 0.322 32
The significant increase is due to the
increased gold price
Vaal River Surface 100% Resource 4.311 (0.146) 0.427 10 4.592 0.281 7 The higher gold price resulted in the
(VRGO) Mispah tailings dam included in
Mineral Resource
Reserve 2.259 (0.146) (0.201) (9) 1.912 (0.347) (15) Some waste rock dumps were downgraded from Indicated to Inferred
Mponeng 100% Resource 24.388 (0.656) 0.69
3   24.422
0.034 –
The value on the Booysens area
increased due to exploration drilling
Reserve 4.524 (0.617) 2.871 63 6.778 2.254 50
The inclusion of the VCR below 120 level
project and the increased gold price
resulted in the significant increase
Savuka 100% Resource 1.186 (0.186) 1.17 99 2.17 0.984 83 Due to the increased gold price
Reserve 0.014 (0.093) 0.253 1 807
 0.174
0.16 1,143 Due to the increased gold price
TauTona 100% Resource 13.797 (0.62) (1.863)
(14)  11.314
(2.483) (18) Areas on both the Ventersdorp Contact
Reef and Carbon Leader Reef Shaft Pillars
were determined not to have economic
potential
Reserve 5.271 (0.473) 0.189 4 4.987 (0.284) (5) Due to increase in value and gold price
West Wits Surface 100% Resource 0.16 – 0.526 329 0.686 0.526 329
Due to inclusion of tailing dams as a
result of the increased gold price
Reserve – – – – – – –
South Africa Totals: Resource 86.86 (3.482) 0.089 – 83.467 (3.393) (4)
Reserve 26.814 (2.639) 3.048
11   27.223
0.409 2
(1)
Depletion: Reduction in Reserves based on ore delivered to the plant and corresponding reduction in Mineral Resource.
(2)
Other change: Model and scope changes.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 17
Mineral Resource: by-products
URANIUM
Operation
Mineral Resource category
Tonnage (Mt)
Grade (kg/t)
Uranium (000t)
Great Noligwa Measured – – –
Indicated 22.5 0.72 16.1
Inferred 1.2 0.57 0.7
Total 23.7 0.71 16.8
Kopanang Measured 2.7 0.54 1.4
Indicated 15.6 0.54 8.4
Inferred 1.1 0.50 0.6
Total 19.4 0.54 10.4
Moab Khotsong Measured – – –
Indicated 14.9 1.15 17.1
Inferred 4.8 0.89 4.2
Total 19.7 1.09 21.4
Mponeng Measured – – –
Indicated 15.2 0.26 4.0
Inferred – – –
Total 15.2 0.26 4.0
Savuka Measured – – –
Indicated 3.7 0.38 1.4
Inferred – – –
Total 3.7 0.38 1.4
TauTona Measured – – –
Indicated 9.9 0.38 3.7
Inferred 1.5 0.36 0.5
Total 11.4 0.37 4.3
Uranium total 93.1 0.63 58.3
Ore Reserve by-products
URANIUM
Operation
Ore Reserve category
Tonnage (Mt)
Grade (kg/t)
Uranium (000t)
Vaal River Complex* Proved – – –
Probable 35.3 0.33 11.8
Total 35.3 0.33 11.8
* As the three Vaal River Mines feed to a combination of plants it is not possible to account for the U3O8 by-product by mine.

Page 18_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: GREAT NOLIGWA
Great Noligwa
Great Noligwa is located about 15km south-east of the town of Orkney, in the southern part of the
Klerksdorp goldfield. The mine exploits the VR at depths varying between 1,500 and 2,800m below surface. Scattered mining methods are employed where access to the reef is from the footwall haulage and return airway development, with cross-cuts developed every 180m to the reef horizon.
Raises are then developed on-reef to the level above and the reef is stoped out on strike. The Great
Noligwa lease area is constrained to the north by Harmony’s Orkney 2 Shaft, to the east by
Buffelsfontein Gold Mine, to the south by the Jersey and Die Hoek faults, (which displaces the reef down by approximately 1,000 and 900m respectively), and to the west by Kopanang Mine.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 19
Geology
The VR is the principal economic horizon at Great Noligwa, accounting for over 90% of the gold produced at the mine. Stratigraphicaly the VR is located near the middle of the Central Rand
Group within the Bird Reefs. The VR package can reach a maximum thickness of over two metres and consists of a thin basal conglomerate (the C Facies) and a thicker sequence of upper conglomerates (the A Facies), separated by internal quartzite (the B Facies). Across most of the
Great Noligwa lease area the A Facies is the principal economic horizon within the VR, although sporadic remnants of C Facies may be preserved below the A Facies.
The C Reef has been mined on a lesser scale in the central parts of Great Noligwa, where a high grade north-south orientated channel containing two economic horizons is developed. To the east and west of this channel the C Reef is poorly developed with only relatively small areas of economic intersect. The C Reef also contains high uranium values where it is well developed. To the north the C Reef sub-crops against the Gold Estates Conglomerates, and in the extreme south of the mine the C Reef has been eliminated by a deeply eroded Kimberley Channel.
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Great Noligwa – Crystalkop Reef Measured 2,256 6.97 15,729 2,487 0.2 506
Indicated 5,904 7.17 42,348 6,508 0.21 1,362
Inferred 583 6.32 3,688 643 0.18 119
Total 8,744 7.06 61,766 9,638 0.21 1,986
Great Noligwa – Vaal Reef Measured 8,118 19.03 154,497 8,949 0.56 4,967
Indicated 6,237 16.76 104,518 6,875 0.49 3,360
Inferred 622 15.79 9,819 685 0.46 316
Total 14,977 17.95 268,833 16,509 0.52 8,643
Great Noligwa – Measured 10,374 16.41 170,226 11,436 0.48 5,473
Total Mineral Resource Indicated 12,141 12.10 146,866 13,383 0.35 4,722
Inferred 1,205 11.21 13,507 1,328 0.33 434
Total 23,720 13.94 330,599 26,147 0.41 10,629
Exclusive Mineral Resource
Metric
Imperial
Au
Great Noligwa Mine
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured 4.9 14.43 70.9 5.4 0.421 2.3
Indicated 6.8 8.75 59.4 7.5 0.255 1.9
Inferred 0.6 6.93 4.4 0.7 0.202 0.1
Total 12.3 10.92 134.7 13.6 0.319 4.3
The shaft pillar and the C Reef form potential mineable areas. Approximately 20 to 30% of the exclusive Mineral Resource is expected to be taken up in safety and remnant pillars ahead of current mining.

Page 20_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: GREAT NOLIGWA
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Great Noligwa – Crystalkop Reef
Proved
416
5.49
2,283
459
0.16
73
Probable
1,458
6.15
8,966
1,607
0.18
288
Total
1,874
6
11,250
2,066
0.18
362
Great Noligwa – Vaal Reef
Proved
8,396
7.71
64,744
9,255
0.22
2,082
Probable
6,778
7.3
49,493
7,472
0.21
1,591
Total
15,174
7.53
114,237
16,726
0.22
3,673
Great Noligwa – Total Ore Reserve
Proved
8,812
7.61
67,027
9,714
0.22
2,155
Probable
8,236
7.1
58,459
9,079
0.21
1,880
Total
17,048
7.36
125,487
18,792
0.21
4,034
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
T. Flitton
SACNASP
400277/06
5 years
Ore Reserve
H. A. Kruger
PLATO
PMS0114
29 years
Grade tonnage information

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 21
SOUTH AFRICAN OPERATIONS: KOPANANG
Kopanang
Kopanang mine is located about 10km south-east of the town of Orkney, in the southern part of the Klerksdorp goldfield. The mine exploits the VR at depths varying between 1,300 and 2,200m below surface. The C Reef is a secondary reef that occupies a stratigraphic horizon about 260m above the VR. Scattered mining methods are employed.
Geology
The VR is the principal economic horizon on Kopanang accounting for over 95% of the gold mined. Stratigraphicaly the VR is located near the middle of the Central Rand Group within the
Bird Reefs. The VR package can reach a maximum thickness of over two metres and consists of a thin basal conglomerate (the C Facies) and a thicker sequence of upper conglomerates (the A
Facies), separated by internal quartzite (the B Facies). Across most of the Kopanang lease area only the basal C Facies is mined.
The C Reef has been mined on a limited scale in the central parts of Kopanang, where the gold and uranium values are generally lower than the VR. The C Reef sub-crops in the north against the Gold
Estates Conglomerates, and is eliminated in the south by younger, deeply eroded Kimberley
Channels. The C Reef also contains two economic conglomerates, although the lowermost conglomerate is only preserved as small remnants.

Page 22_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: KOPANANG
0
200
400
600
800m
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Kopanang – Crystalkop Reef Measured 87 15.94 1,381 95 0.46 44
Indicated 332 14.69 4,884 367 0.43 157
Inferred 834 14.69 12,248 919 0.43 394
Total 1,253 14.78 18,513 1,381 0.43 595
Kopanang – Vaal Reef Measured 2,658 17.04 45,288 2,930 0.50 1,456
Indicated 15,579 16.69 259,958 17,172 0.49 8,358
Inferred 1,114 15.85 17,658 1,228 0.46 568
Total 19,351 16.69 322,903 21,330 0.49 10,382
Kopanang Mine – Measured 2,745 17.00 46,669 3,025 0.50 1,500
Total Mineral Resource Indicated 15,911 16.65 264,842 17,539 0.49 8,515
Inferred 1,948 15.35 29,906 2,147 0.45 961
Total 20,604 16.57 341,416 22,711 0.48 10,977
Exclusive Mineral Resource
Metric
Imperial
Au
Kopanang Mine
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured 1.7 15.63 27.2 1.9 0.456 0.9
Indicated 4.8 12.96 62.4 5.3 0.378 2.0
Inferred 1.3 14.74 19.8 1.5 0.430 0.6
Total 7.9 13.85 109.4 8.7 0.404 3.5
The Vaal Reef in the western portion of the Mine lease (Gencor 1E area) forms a potential mineable area. Approximately 20 to 30% of the exclusive Mineral Resource is expected to be taken up in safety and remnant pillars ahead of current mining.
Geological section of shaft pillar area.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 23
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
S Kelly
PLATO
MS0095
23 years
Ore Reserve
J vz Visser
PLATO
PMS0119
20 years
Grade tonnage information
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Kopanang – Crystalkop Reef
Proved
86
7.43
635
94
0.22
20
Probable
161
6.57
1,056
177
0.19
34
Total
246
6.87
1,691
271
0.2
54
Kopanang – Vaal Reef
Proved
1,405
8.96
12,587
1,549
0.26
405
Probable
16,353
8.32
136,130
18,027
0.24
4,377
Total
17,759
8.37
148,717
19,576
0.24
4,781
Kopanang – Total Ore Reserve
Proved
1,491
8.87
13,222
1,643
0.26
425
Probable
16,514
8.31
137,186
18,204
0.24
4,411
Total
18,005
8.35
150,408
19,847
0.24
4,836

Page 24_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: MOAB KHOTSONG
Moab Khotsong
Moab Khotsong, which is still in development, lies to the south of and is contiguous with the lease area of Great Noligwa. The Mineral Resource at Moab Khotsong is structurally complex and highly faulted, with large fault-loss areas. Mining is based on a backfill system combined with bracket pillars. The raise lines are spaced 200m apart on the dip of the reef, with 25m-long panels. Backfill is carried to within four metres of the advancing stope faces and 75% of the total area extracted is likely to be backfilled.
Geology
The Mineral Resource lies between 2,100 and 3,700m below surface, with only limited quantities of ore lying above 2,300m. The principal reef is the VR of which the gold grade and morphology are considered to be a down-dip extension to the south and south-east of Kopanang and Great
Noligwa mines. The reef comprises an oligomictic conglomerate, where gold is associated with carbon. The VR package can reach a maximum thickness of over two metres and consists of a thin basal conglomerate (the C Facies) and a thicker sequence of upper conglomerates (the A
Facies), separated by internal quartzite (the B Facies). The C Reef is preserved in the northern part of the mine where the reef has been intersected by a number of boreholes. No C Reef development or stoping has taken place.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 25
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Moab Khotsong – Vaal Reef Measured 593 14.62 8,671 654 0.43 279
Indicated 14,298 18.44 263,678 15,761 0.54 8,477
Inferred 4,765 18.09 86,211 5,253 0.53 2,772
Total 19,657 18.24 358,560 21,668 0.53 11,528
Exclusive Mineral Resource
Metric
Imperial
Au
Moab Khotsong Mine
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured 0.1 15.16 2.1 0.2 0.442 0.1
Indicated 3.7 17.12 63.6 4.1 0.499 2.0
Inferred 0.3 9.62 2.5 0.3 0.281 0.1
Total 4.1 16.58 68.2 4.5 0.484 2.2
The VR in the deeper portion of the orebody (Lower Mine Area) forms a potentially mineable area. Approximately 30 to 40% of the
Exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.

Page 26_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: MOAB KHOTSONG
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Moab Khotsong – Vaal Reef
Proved
214
8.93
1,908
236
0.26
61
Probable
8,153
11.86
96,716
8,987
0.35
3,109
Total
8,367
11.79
98,624
9,223
0.34
3,171
Exploration
Current brownfield exploration is focused on improving geological confidence in the lower mine and eastern boundary of the upper mine. The drilling of three surface boreholes (MZA9, MGR7 and MMB5) and one long inclined borehole (LIB) (LIB13) is currently in progress.
LIB12, a very successful borehole drilled from the 95H 105 crosscut, intersected the C Reef and the
Buffels East fault appreciably farther east than anticipated. This borehole indicated that a large block of
VR may be present to the east of the current limit of stoping. LIB13, drilling from the 95H RAW East, intersected both VR and the C Reef confirming the geology indicated by LIB12. Three short deflections across the C Reef were completed and the first of three short deflections across the Vaal Reef is currently in progress. A long deflection is scheduled to commence drilling.
On completion of LIB13, a new hole, LIB9, will be drilled from the same site to test the structure interpretation between surface boreholes CY1 and MCY2. This drilling program is scheduled to be completed by June 2008.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 27
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
AC Barnard
PLATO
MTS0077
12 years
Ore Reserve
J Wall
PLATO
PMS0164
28 years
Grade tonnage information

Page 28_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: TAU LEKOA
Tau Lekoa
Tau Lekoa mine is located about 8km west of the town of Orkney, at the western extreme of the
Klerksdorp goldfields. The mine exploits the VCR at depths varying between 900 and 1,700m below surface. The VCR is the only reef exploited at Tau Lekoa and dips towards the west at an average angle of 30°. Tau Lekoa has a twin shaft system and mines to a depth of 1,650m. Tau
Lekoa uses hydropower which has a centralised electro-hydraulic system as its primary source of energy production. Hydropower has been instrumental in improving labour productivity, which has played a vital role in assisting the mine to achieve its business objectives.
Geology
The VCR is a gold bearing quartz pebble conglomerate (up to 5m thick) capping the topmost angular unconformity of the Witwatersrand Supergroup. The topography of the VCR depositional area is uneven, and consists of a series of slopes and horizontal terraces at different elevations.
The VCR is deposited over a number of terraces that are separated by slope material. Typically the terrace reef is a thicker, more robust conglomerate unit than the slope material, where hangingwall-footwall conditions may occur. The deepest terraces are the youngest, whereas the oldest terrace occupies a topographical horizon 28m above the youngest terrace. Generally the younger the terrace the more mature the channel fill. The Main Channel is the youngest most mature VCR facies at Tau Lekoa, and extends from the northeast into Tau Lekoa, before turning sharply towards the west. The older Middle and Upper Terraces contain more immature conglomerates with more erratic gold grades.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 29
10 metre running dyke
5 metre running dyke
Goeden Fault
Buffeldoorn Fault
VCR
VCR
Nooitgedacht Fault
Schoonspruit Fault
Ventersdorp
Lavas
Witwatersrand
quartzites and
conglomerates
W
E
300 Level
600 Level
900 Level
1050 Level
1200 Level
1350 Level
1500 Level
1650 Level
1704 Level
0
150
300m
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Tau Lekoa Mine – Measured 5,795 6.66 38,585 6,388 0.19 1,241
Ventersdorp Contact Reef Indicated 35,043 5.09 178,451 38,628 0.15 5,737
Inferred 1,001 5.31 5,314 1,103 0.15 171
Total 41,838 5.31 222,350 46,119 0.16 7,149
Exclusive Mineral Resource
Metric
Imperial
Au
Lekoa Mine
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured 4.0 6.61 26.6 4.4 0.193 0.9
Indicated 28.2 4.98 140.4 31.1 0.145 4.5
Inferred 0.9 5.23 4.8 1.0 0.152 0.2
Total 33.1 5.19 171.8 36.5 0.151 5.5
The Exclusive Mineral Resource is sensitive to gold price and a large portion of this Mineral Resource is due to the difference in Mineral
Resource and Ore Reserve gold prices. Approximately 20 to 25% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.
W-E Section through Tau Lekoa Shaft.

Page 30_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: TAU LEKOA
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Tau Lekoa –
Proved
2,092
4.75
9,935
2,306
0.14
319
Ventersdorp Contact Reef
Probable
8,086
3.89
31,459
8,913
0.11
1,011
Total
10,178
4.07
41,394
11,219
0.12
1,331
Grade tonnage information
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
S Kelly
PLATO
MS0095
23 years
Ore Reserve
J vz Visser
PLATO
PMS0119
20 years

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 31
SOUTH AFRICAN OPERATIONS: MPONENG
Mponeng
Mponeng lies on the West Wits Line, close to Carletonville in the Gauteng Province and about
65km from Johannesburg. Mining at Mponeng is conducted at an average depth of 2,800m. The mine operates two vertical hoisting shafts, a sub-shaft and two service shafts. The Mponeng lease area is constrained to the north by TauTona and Savuka, but is constrained only by the depth of the ore-body, which is open-ended, towards the south.
Geology
The VCR is the only reef that is currently being mined at Mponeng. The VCR comprises of a quartz pebble conglomerate (up to 3m thick) capping the topmost angular unconformity of the
Witwatersrand Supergroup. The footwall stratigraphy partially controls the reef type. Most of the
VCR mined lies on footwall strata of the Kimberley Formation, which is relatively argillaceous. More durable quartzites of the Elsburg Formation lie to the west, while the eastern side of the mine is dominated by the incompetent Booysens Shale.

Page 32_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: MPONENG
Upper Unit
Middle Unit
Lower Unit
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Mponeng Mine – Measured – – – – – –
Carbon Leader Reef Indicated 15,161 19.03 288,450 16,712 0.55 9,274
Inferred 49 25.62 1,255 54 0.75 40
Total 15,210 19.05 289,705 16,766 0.56 9,314
Mponeng Mine – Measured 5,731 13.63 78,137 6,318 0.40 2,512
Ventersdorp Contact Reef Indicated 29,992 13.06 391,777 33,061 0.38 12,596
Inferred – – – – – –
Total 35,724 13.15 469,914 39,379 0.38 15,108
Mponeng Mine – Measured 5,731 13.63 78,137 6,318 0.40 2 512
Total Mineral Resource Indicated 45,153 15.06 680,227 49,773 0.44 21,870
Inferred 49 25.61 1,255 54 0.74 40
Total 50,934 14.91 759,619 56,145 0.43 24,422
Exclusive Mineral Resource
Metric
Imperial
Au
Mponeng Mine
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured 4.3 13.13 55.9 4.7 0.383 1.8
Indicated 29.4 15.82 464.4 32.4 0.461 14.9
Inferred 0.1 25.62 1.3 0.1 0.747 0.0
Total 33.7 15.49 521.7 37.1 0.452 16.8
The Carbon Leader Reef in the deeper portion of the orebody (below 126 level) and the Ventersdorp Contact Reef in the North of the mine lease form potentially mineable areas. Approximately 35 to 40% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.
Section through Mponeng Mine showing VCR morphology on uneven footwall.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 33
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Mponeng –
Proved
1,769
11.22
19,850
1,950
0.33
638
Ventersdorp Contact Reef
Probable
22,311
8.56
190,967
24,593
0.25
6,140
Total
24,080
8.75
210,817
26,544
0.26
6,778
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
RK Lavery
SACNASP
400144/89
25 years
Ore Reserve
R Brokken
PLATO
PMS0170
25 years
Grade tonnage information

Page 34_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: TAUTONA
TauTona
TauTona lies on the West Wits Line, close to Carletonville in Gauteng and about 70km south-west of Johannesburg. Mining at TauTona takes place at depths ranging from 1,800 to 3,500m, where the world’s deepest stoping section is found. The mine has a main shaft system as well as a secondary and a tertiary shaft. It is predominantly a long-wall operation.
Geology
The CLR is a thin, on average 20cm thick, tabular, auriferous quartz pebble conglomerate formed near the base of the Central Rand Group. The CLR has been divided into three stratigraphic units.
Economically the most important unit is the unit 1 which is present as a sheet-like deposit over the whole mine, although the reef development and grades drop off very rapidly where the No 1 unit overlies the No 2 unit and often the No 1 unit is left in the hangingwall where the No 2 unit is being mined. The No 2 unit is a complex channel deposit that is only present along the easternmost limit of the current mining at TauTona mine. The reef may be over two metres thick where the No 2 unit is developed. The No 3 unit is preserved below the No. 1 unit in the southern parts of TauTona and is the oldest of the CLR conglomerates.
Production levels on the VCR at TauTona are currently limited, amounting to less than 10% of total production volumes. The VCR comprises of a quartz pebble conglomerate (up to 5m thick)
capping the topmost angular unconformity of the Witwatersrand Supergroup. The topography of the VCR depositional area is uneven, and consists of a series of slopes and horizontal terraces at different elevations.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 35
Surface +1829m arial
Ventersdorp Contact Reef
Lower Carbon Leader
Upper carbon leader
Main shaft
Sub vertical shaft
Tertiary vertical shaft
66 level -1822m BC. +7m arial
Carbon Leader Reef
100 level -2869m BC. +1030m arial
120 level 3476m BC. -1647m arial
sea level
N
S
Mineral Resource
Metric
Imperial
Au
Au
Great Noligwa Mine
Resource
Tonnes
Grade
tonnes
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
(Mt
(Mt)
(oz/t)
(Moz)
TauTona Mine – Measured 733 28.29 20,734 808 0.83 667
Carbon Leader Reef Indicated 9,179 32.08 294,449 10,118 0.94 9,467
Inferred 1,510 8.46 12,777 1,664 0.25 411
Total 11,422 28.71 327,960 12,590 0.84 10,544
TauTona Mine – Measured 363 13.67 4,968 400 0.4 160
Ventersdorp Contact Reef Indicated 1,223 15.51 18,964 1,348 0.45 610
Inferred – – – – – –
Total 1,586 15.09 23,932 1,748 0.44 769
TauTona Mine – Measured 1,096 23.45 25,702 1,208 0.68 826
Total Mineral Resource Indicated 10,402 30.13 313,413 11,466 0.88 10,076
Inferred 1,510 8.46 12,777 1,664 0.25 411
Total 13,008 27.05 351,892 14,338 0.79 11,314
Exclusive Mineral Resource
Metric
Imperial
Au
TauTona Mine
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured 0.8 23.05 17.3 0.8 0.672 0.6
Indicated 4.3 28.89 122.9 4.7 0.843 4.0
Inferred 1.5 8.46 12.8 1.7 0.247 0.4
Total 6.5 23.48 153.0 7.2 0.685 4.9
The shaft pillar forms a potential mineable area. Approximately 40% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.
Schematic section through TauTona shaft system

Page 36_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: TAUTONA
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
TauTona Mine –
Proved
312
14.29
4 455
344
0.42
143
Carbon Leader Reef
Probable
12,192
11.64
141,921
13,440
0.34
4,563
Total
12,504
11.71
146,376
13,783
0.34
4,706
TauTona Mine –
Proved
277
8.14
2,254
305
0.24
72
Ventersdorp Contact Reef
Probable
979
6.61
6,473
1,079
0.19
208
Total
1,256
6.95
8,727
1,384
0.2
281
TauTona Mine –
Proved
589
11.40
6,709
649
0.33
216
Total Ore Reserve
Probable
13,171
11.27
148,394
14,519
0.33
4,771
Total
13,760
11.27
155,103
15,167
0.33
4,987
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
R Orton
PLATO
MS0096
22 years
Ore Reserve
MW Armstrong
PLATO
MS0054
22 years
Grade tonnage information

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 37
SOUTH AFRICAN OPERATIONS: SAVUKA
Savuka
The Savuka mine is located about 18km south of the town of Carletonville, in the West Wits
Goldfields. The mine exploits the CLR at depths varying between 2,600 and 3,500m below surface. The VCR, which on average is about 700m above the CLR is also exploited at Savuka, but to a lesser extent than the CLR. A combination of mining methods is used: longwall, conventional and sequential grid mining.
Geology
The CLR is a thin, on average 20cm thick, tabular, auriferous quartz pebble conglomerate formed near the base of the Central Rand Group. The CLR has been divided into three stratigraphic units.
Economically the most important unit is the unit 1 which is present as a sheet-like deposit over the whole mine. The No 2 unit is a complex channel deposit that is only present along the western most limit of the current mining at Savuka. The reef may be over two metres thick where the
No 2 unit is developed. The No 3 unit is preserved below the No 1 unit in the southern parts of
Savuka and is the oldest of the CLR conglomerates.
Production levels on the VCR at Savuka are not as high as on the CLR, with about 15 to 20% of the tonnage coming from the VCR. The VCR comprises of a quartz pebble conglomerate (up to
5m thick) capping the topmost angular unconformity of the Witwatersrand Supergroup. The topography of the VCR depositional area is uneven, and consists of a series of slopes and horizontal terraces at different elevations. It sub-outcrops against the base of the Ventersdorp
Lavas in a direction parallel to strike across the north-western part of the lease area.

Page 38_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: SAVUKA
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Savuka Mine – Measured 342 16 5,433 377 0.46 175
Carbon Leader Reef Indicated 3,389 14.99 50,819 3,736 0.44 1,634
Inferred – – – – – –
Total 3,731 15.08 56,251 4,113 0.44 1,809
Savuka Mine – Measured 583 12.93 7,537 643 0.38 242
Ventersdorp Contact Reef Indicated 297 12.52 3,717 327 0.37 120
Inferred – – – – – –
Total 880 12.79 11,254 970 0.37 362
Savuka Mine – Measured 925 14.03 12,970 1,020 0.41 417
Total Mineral Resource Indicated 3,686 14.79 54,536 4,063 0.43 1,753
Inferred – – – – – –
Total 4,611 14.64 67,505 5,083 0.43 2,170
Exclusive Mineral Resource
Metric
Imperial
Au
Savuka Mine
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured 0.5 16.06 8.3 0.6 0.468 0.3
Indicated 3.4 14.99 51.6 3.8 0.437 1.7
Inferred – – – – – –
Total 4.0 15.13 60.0 4.4 0.441 1.9
The exclusive Mineral Resource is sensitive to gold price and a large portion of this Mineral Resource is due to the difference in Mineral
Resource and Ore Reserve gold prices. Approximately 40% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 39
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
( 000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Savuka – Carbon Leader Reef
Proved
367
6.71
2,462
404
0.20
79
Probable
369
5.4
1,994
407
0.16
64
Total
736
6.05
4,456
811
0.18
143
Savuka –
Proved
194
4.56
883
214
0.13
28
Ventersdorp Contact Reef
Probable
23
3.64
85
26
0.11
3
Total
217
4.46
968
239
0.13
31
Savuka – Total Ore Reserve
Proved
561
5.96
3,345
618
0.17
108
Probable
392
5.30
2,079
433
0.15
67
Total
953
5.69
5,424
1,050
0.17
174
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
RK Lavery
SACNASP
400144/89
25 years
Ore Reserve
R Brokken
PLATO
PMS0171
25 years
Grade tonnage information

Page 40_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AFRICAN OPERATIONS: SURFACE
Surface operations
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tonnes
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
South Africa Surface – Measured – – – – – –
Vaal River Surface Indicated 336,146 0.40 136,098 370,537 0.01 4,376
Inferred 10,520 0.64 6,724 11,597 0.02 216
Total 346,666 0.41 142,822 382,134 0.01 4,592
South Africa Surface – Measured – – – – – –
West Wits Surface Indicated 55,733 0.29 16,315 61,435 0.01 525
Inferred 7,388 0.68 5,027 8,144 0.02 162
Total 63,121 0.34 21,342 69,578 0.01 686
South Africa Surface – Measured – – – – – –
Total Mineral Resource Indicated 391,879 0.39 152,413 431,972 0.01 4,901
Inferred 17,908 0.66 11,751 19,741 0.02 378
Total 409,787 0.40 164,164 451,712 0.01 5,278
Exclusive Mineral Resource
Metric
Imperial
Au
Vaal River Surface
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured – – – – – –
Indicated 229.9 0.34 78.9 253.1 0.010 2.5
Inferred 0.2 1.15 0.2 0.2 0.034 –
Total 229.9 0.34 79.1 253.2 0.010 2.5
West Wits –
Exclusive Mineral Resource
Measured – – – – – –
Indicated 55.7 0.29 16.3 61.4 0.009 0.5
Inferred 7.4 0.68 5.0 8.1 0.020 0.2
Total 63.1 0.34 21.3 69.6 0.010 0.7
Total Surface –
Exclusive Mineral Resource
Measured – – – – – –
Indicated 285.3 0.33 95.2 314.5 0.010 3.1
Inferred 7.6 0.68 5.2 8.3 0.020 0.2
Total 292.9 0.34 100.4 322.9 0.010 3.2
The exclusive Mineral Resource comprises largely of tailing storage facilities.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 41
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
South Africa Surface – Proved – – – – – –
Vaal River Surface Probable 104,763 0.57 59,475 115,481 0.02 1,912
Total 104,763 0.57 59,475 115,481 0.02 1,912
2.259
2005
-0.146
Depletion
-0.730
Scope Change
1.912
2006
Ounces (millions)
Vaal Reef Surface (VRGO):
Ore Reserves 2005 vs 2006
Change
-0.930
Model Change
Significant Change
Ore Reserve Reconciliation
2.5
2.0
1.5
1.0
0.5
0.0
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource V Govindsammy SACNASP 400086/04 14 years
Ore Reserve J vz Visser PLATO PMS0119 20 years

Page 42_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AMERICAN OPERATIONS: OVERVIEW
Argentina
AngloGold Ashanti has a single operation in Argentina, the Cerro Vanguardia mine, which is a joint venture with Formicruz (the province of Santa Cruz). The province of Santa Cruz holds 7.5% and the remaining 92.5% belongs to AngloGold Ashanti.
Mineral Resource and Ore Reserve gold price and exchange rates
Units
2006
2005
Mineral Resource gold price
US$/oz
650
425
Ore Reserve gold price
US$/oz
550
400
Exchange rate – Argentina
AR$/US$
3.15
3.15
Mineral Resource estimation
The mineral Resource estimates are computed using the relevant computer modules of
Datamine
®
software package. The geological model is a critical input to the Mineral Resource estimation process. The orebody boundaries for each geological entity (veins, stock work, wall rock) are defined from the detailed logging of all geological bore holes and after validation this information is used in the system to create a three dimensional model. This model is subsequently populated with a 5 x 25 x 5m (X by Y by Z) block model. The block sizes used are chosen to represent the dimensions in which the deposit is intended to be mined. Volumetric measurements of the orebody are subsequently computed in the system using the relevant block dimensions.
Ordinary kriging is used to perform the grade interpolation. Field tests are conducted to determine appropriate in-situ densities. The mining of a specific area of the orebody is surveyed and an accurate measurement of the corresponding mass associated with the mining area is recorded.
The in-situ density is then computed by dividing the mass by the surveyed volume. Using the volume, grade and density information, the Mineral Resource estimates are computed for the individual orebodies.
Buenos Aires
Rio Gallegas

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 43
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Country
Mine
Category
Spacing
Diamond
RC
Other
m (- x -)
Argentina Cerro Measured 12.5 x 5
X X
Vanguardia
Indicated 25 x 10
X X
Inferred 50 x 15
X X
Grade/Ore
Control
12.5 x 5
X
Ore Reserve estimation
The appropriate Mineral Resource models are used as the basis for Ore Reserves. All relevant modifying factors such as mining dilution and costs are used in the Ore Reserve conversion process. This is based on the original block grades and tonnage and includes waste material (both internal and external). Appropriate Ore Reserve cut-off grades are applied and all blocks above this cut-off are reported. For the reserve optimisation, Whittle
®
software was used and Datamine
®
software was utilised to design the pits.
Modifying factors
Ore Reserve modifying factors (as at 31 December 2006)
Argentina
Mineral Resource
Ore Reserve
cut-off
cut-off
Metallurgical
grade
grade
Dilution
(1)
recovery
Other
g/t (Au)
g/t (Au)
%
factor
factor
Cerro Vanguardia 1.39 1.52 49.00% 95.20% n/a
(1) There is 50cm of dilution on each side of the quartz vein.
Summary of Mineral Resource and Ore Reserve
Mineral Resource and Ore Reserve comparison by operation (attributable)
AU CONTENT (ATTRIBUTABLE) (MILLION OUNCES)
% change
% change
from
from
2005
Nett diff
2005
Percentage
Other     before
Dec
after
after
Operation
attributable
Category
2005 Depletion
(1)
change
(2)
depletion   2006
depletion
depletion
Comments
Argentina
Cerro Vanguardia 92.5% Resource 3.285 (0.163) 0.567 17% 3.689 0.404 12% Successful exploration
Reserve 1.344 (0.222) 0.446 33% 1.568 0.224 17%
Due to successful exploration
programme and increased gold
price
Argentina totals: Resource 3.285 (0.163) 0.567 17% 3.689 0.404 12%
Reserve 1.344      (0.222) 0.446     33% 1.568 0.224 17%
(1)
Depletion: Reduction in reserves based on ore delivered to the plant and corresponding reduction in Mineral Resource.
(2)
Other change: Model and scope changes.

Page 44_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AMERICAN OPERATIONS: CERRO VANGUARDIA
Cerro Vanguardia
The Cerro Vanguardia property is located 160km northwest of Puerto San Julian. The property is situated within the southern Deseado Masive.
Geology
Gold and silver mineralisation at Cerro Vanguardia occur within a vertical range of about 0 to 200m below surface in a series of narrow, banded quartz veins that occupy structures within the Chon
Aike ignimbrites. These veins form a typical structural pattern related to major north-south
(Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing. The first set strikes about N40W and generally dips 65º to 90° to the north-east;
while the other set strikes about N75W and the veins dip 60º to 80° to the south-west.
These veins are typical of epithermal low-temperature, sericite-adularia character and consist primarily of quartz in several textures such as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidised to limonite. The veins show sharp contacts with the surrounding ignimbrite, which hosts narrow stock-work zones that are weakly mineralised, and appear to have been cut by a sequence of north-east trending faults that have southerly movement with no important lateral displacement.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 45
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Cerro Vanguardia –
Measured
9,616
1.17
11,234
10,599
0.03
361
stockpile full grade ore
Indicated
10,299
0.70
7,239
11,353
0.02
233
Inferred
6,263
0.67
4,200
6,904
0.02
135
Total
26,178
0.87
22,673
28,856
0.03
729
Cerro Vanguardia –
Measured
1,769
8.75
15,482
1,950
0.26
498
Vein Mineral Resource
Indicated
7,153
6.90
49,359
7,885
0.20
1,587
Inferred
4,119
6.61
27,233
4,540
0.19
876
Total
13,041
7.06
92,074
14,376
0.21
2,960
Cerro Vanguardia –
Measured
11,385
2.35
26,716
12,549
0.07
859
Total Mineral Resource
Indicated
17,452
3.24
56,598
19,238
0.09
1,820
Inferred
10,382
3.03
31,433
11,444
0.09
1,011
Total
39,219
2.93
114,747
43,232
0.09
3,689
Exclusive Mineral Resource
Metric
Imperial
Au
Cerro Vanguardia
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
0.9
10.50
9.8
1.0
0.306
0.3
Indicated
0.3
22.96
6.7
0.3
0.670
0.2
Inferred
4.1
6.61
27.2
4.5
0.193
0.9
Total
5.3
8.18
43.7
5.9
0.239
1.4
Mineral Resource: by-products
Silver
Region
Mine
Mineral Resource category
Tonnage (Mt)
Grade (kg/t)
Ag (Moz)
South America
Cerro Vanguardia
Measured
11.4
43.88
16.1
Indicated
17.5
56.94
31.9
Inferred
10.4
57.47
19.2
Total
39.3
53.29
67.2
Inferred Mineral Resource in pit optimisation
Inferred Mineral Resources were used in the pit optimisation process and 0.375 million ounces are present in the optimised pit.

Page 46_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AMERICAN OPERATIONS: CERRO VANGUARDIA
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Cerro Vanguardia –
Proved
18
20
369
20
0.58
12
stockpile full grade ore
Probable
–
–
–
–
–
–
Total
10
20
369
20
0.50
12
Cerro Vanguardia –
Proved
837
6.8
5.691
922
0.2
183
Vein Mineral Resource
Probable
6,863
6.22
42,701
7,565
0.18
1,373
Total
7,700
6.29
48,392
8,847
0.18
1,556
Cerro Vanguardia –
Proved
855
7.09
6,060
942
0.21
195
Total Ore Reserve
Probable
6,863
6.22
42,701
7,565
0.18
1,373
Total
7,718
6.32
48,761
8,507
0.18
1,568
Ore Reserve: by-products
Silver
Region
Mine
Ore Reserve category
Tonnage (Mt)
Grade (kg/t)
Ag (Moz)
South America
Cerro Vanguardia
Proved
7.70
98.60
24.50
Probable
0.00
0.00
0.00
Total
7.70
98.60
24.50

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 47
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
AHM Silva
CREA
5061
8 years
MAusMM
224831
Ore Reserve
LH De Souza
CREA 2854
22
years
MAusMM
224827
Grade tonnage information

Page 48_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AMERICAN OPERATIONS:
Brazil
AngloGold Ashanti’s operations in Brazil comprise the wholly owned AngloGold Ashanti Mineração
(formerly Morro Velho) and a 50% interest in the Mineração Serra Grande mines.
Mineral Resource and Ore Reserve gold price and exchange rates
Units
2006
2005
Mineral Resource gold price US$/oz 650 425
Ore Reserve gold price US$/oz 550 400
Exchange rate – Brazil R$/US$ 2.30 2.20
AngloGold
Ashanti
Brasil
Mineraça
~o
Brasilia
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Country
Mine
Category
Spacing
Diamond
Other
Comments
m (- x -)
Brazil AGA Mineraça
~
o Measured 20 x 40 and
X
Diamond drill and RC Holes
(Córrego do Sítio) 25 x 25
Indicated 50 x 50
X
Diamond drill, R Holes and
channel samples
Inferred 150 x 150
X
Diamond drill, RC Holes and
channel samples
Grade ore 2 x 2 and 5 x 5
X X
Diamond drill, RC Holes and
control channel samples
AGA Mineraça
~
o Measured 5 x 5 and 20 x 40
X
(Cuiabá)
Indicated 20 x 60
X
Inferred 80 x 500
X
Grade ore 5 x 5
X
Channel sampling
control
Serra Grande Measured 10 x 10 and
X
20 x 10
Indicated
10 x 20 and
20 x 50
X
Inferred 50 x 100
X
Grade ore 2 x 2 and 2.5 x 1
X
Channel sampling
control

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 49
Mineral Resource and Ore Reserve comparison by operation (attributable)
AU CONTENT (ATTRIBUTABLE) (MILLION OUNCES)
% change
% change
from
from 2005
Nett diff
2005
Percentage
Other
before
Dec
after
after
Operation
attributable
Category 2005 Depletion
(1)
change
(2)
depletion   2006
depletion
depletion
Comments
Brazil
AGA Mineraça
~
o 100% Resource 11.401      -0.285
-0.085     -1%  11.031         -0.370
-3%
Reserve
2.496      -0.261    0.454     18%
2.689 0.193 8%
Ore Reserve increase due to Córrego
do Sítio sulphide exploration drilling
and Cuiabá development
Serra Grande 50% Resource 0.809 -0.125 0.238 29% 0.922
0.113         14%
Due to the successful exploration in
the open pit and Mine Nova areas
Reserve 0.379 -0.100 0.154 41% 0.433 0.054 14%
Due to incorporation of open pit
and the development of levels with
higher tons than expected
Brazil Totals: Resource 12.210 -0.410 0.153
1%  11.953
-0.257 -2%
Reserve
2.875      -0.361     0.608    21%
3.122 0.247 9%
(1) Depletion: Reduction in reserves based on ore delivered to the plant and corresponding reduction in Mineral Resource.
(2) Other change: Model and scope changes.
Modifying factors
Ore Reserve modifying factors (as at 31 December 2006)
Cut-off
Metallurgical
grade
Dilution
(1)
*
recovery
Other
Brazil
g/t (Au)
%
factor
(2)
factor
AGA Mineraça
~
o – Córrego do Sítio Oxides 1.83 34% 87% n/a
AGA Mineraça
~
o – Córrego do Sítio Sulphides 4.00 n/a 94%
AGA Mineraça
~
o – Cuiabá 2.92 5% 92.50% n/a
Serra Grande 1-2.2 5% – 30% 91.0% – 96.0% n/a
(1) Where no dilution factor is indicated the dilution is inherent in the resource model estimate
(2) A range of plant recoveries indicates variable ore types
* Dilution: The difference between the tonnage broken in stopes and the tonnage milled from underground sources. For example, if 100 tonnes broken in the stopes amounts to 132 tonnes milled, then the dilution is 32%

Page 50_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AMERICAN OPERATIONS: ANGLOGOLD MINERAÇAO
AngloGold Ashanti Mineração
AngloGold Ashanti Mineração has mining rights in over 30,698 hectares in the state of Minas
Gerais in south-eastern Brazil. The AngloGold Ashanti Mineração complex is located in the municipalities of Nova Lima, Sabará and Santa Bárbara, near the city of Belo Horizonte. Ore is sourced from the Cuiabá underground mine, (this ore is treated at the Queiroz plant) and from the
Córrego do Sítio heap-leach mine.
~

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 51
Geology
Cuiabá mine, located in the municipality of Sabará, has gold mineralisation associated with sulphides and quartz veins in Banded Iron Formation (BIF) and volcanic sequences. Where BIF is mineralised the ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots which commonly plunge parallel to intersections between the shears and other structures.
The controlling mineralisation structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at AngloGold Ashanti Mineração are BIF, and mafic volcanics (principally basaltic). Mineralisation is due to the interaction of low salinity carbon dioxide rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists.
Sulphide mineralisation consists of pyrite and pyrrhotite with subordinate arsenopyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic.
Mineralised orebodies at Córrego do Sítio are narrow NE-SW elongated lenses showing dips of 20 to 30º and a pitch angle to SE. In general, the mineralised orebodies comprise sericitic zones and quartz veinlets. The predominant sulphide is arsenopyrite, in acicular crystals at a millimetre scale. The gold occurs as inclusions (microscopic or sub-microscopic) and also inter-growth on the borders of the sulphide. Other typical minerals in the orebodies are pyrrotite, pyrite and chalcopyrite.
Mineral Resource estimation
Three dimensional models of the BIF and sulphide orebodies are created from the drill-hole data.
Prototype block models of 10m x 10m x 10m are used to quantify the volume of the orebody and ordinary kriging is used as the geostatistical technique to interpolate grade estimates for all blocks. Other geostatistical techniques such as uniform conditioning and indicator kriging are also used to quantify the proportion of economic ore. This is reported according to the dimensions of the smallest mining unit.

Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
AGA Mineraça
~
o – Measured 1,021 4.49 4,582 1,126 0.13 147
Córrego do Sítio Oxide Indicated 724 4.78 3,461 798 0.14 111
Inferred 1,213 4.91 5,950 1,337 0.14 191
Total 2,958 4.73 13,994 3,260 0.14 450
AGA Mineraça
~
o – Measured 301 10.92 3,282 331 0.32 106
Córrego do Sítio Sulphides Indicated 4,367 6.93 30,254 4,814 0.20 973
Inferred 4,234 7.27 30,788 4,667 0.21 990
Total 8,902 7.23 64,325 9,813 0.21 2,068
AGA Mineraça
~
o – Measured 3 7.70 23 3 0.22 1
Córrego do Sítio Transition Indicated 755 7.23 5,457 832 0.21 175
Inferred 246 7.68 1,887 271 0.22 61
Total 1,004 7.34 7,367 1,106 0.21 237
AGA Mineraça
~
o – Measured 2,382 6.84 16,298 2,626 0.20 524
Cuiabá Sulphides U/G Indicated 8,378 8.49 71,128 9,235 0.25 2,287
Inferred 12,723 7.83 99,625 14,025 0.23 3,203
Total 23,484 7.97 187,051 25,886 0.23 6,014
AGA Mineraça
~
o – Measured 1,775 7.01 12,446 1,957 0.20 400
Lamego Sulphides Indicated 1,707 6.53 11,151 1,881 0.19 359
Inferred 2,066 5.34 11,024 2,277 0.16 354
Total 5,547 6.24 34,622 6,115 0.18 1,113
AGA Mineraça
~
o – Measured 1,244 5.05 6,282 1,371 0.15 202
MMV Other Resource Indicated 1,415 5.33 7,541 1,560 0.16 242
Inferred 3,281 6.68 21,924 3,616 0.19 705
Total 5,940 6.02 35,747 6,547 0.18 1,149
AGA Mineraça
~
o – Measured 6,726 6.38 42,913 7,414 0.19 1,380
Total Mineral Resource Indicated 17,346 7.44 128,992 19,120 0.22 4,147
Inferred 23,763 7.20 171,198 26,193 0.21 5,504
Total 47,835 7.17 343,106 52,727 0.21 11,031
Mineral Resource: by-products
Sulphur
Region
Mine
Mineral Resource category
Tonnage (Mt)
Grade (ppm)
Sulphur (Mt)
South America AGA Mineraça
~
o Measured 2.4 7.03% 0.20
Indicated 8.4 6.60% 0.60
Inferred 12.7 7.56% 1.00
Total 23.5 7.16% 1.70
SOUTH AMERICAN OPERATIONS: ANGLOGOLD MINERAÇAO
~
Page 52_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 53
Exclusive Mineral Resource
Metric
Imperial
Au
AGA Mineração –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
3.4
7.11
24.3
3.8
0.207
0.8
Indicated
6.6
7.72
51.1
7.3
0.225
1.6
Inferred
20.5
7.29
149.3
22.6
0.213
4.8
Total
30.5
7.36
224.6
33.6
0.215
7.2
The Lamego Sulphides and MMV Resources form potentially mineable areas depending on the gold price and technical studies.
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
AGA Mineraça
~
o –
Proved
390
5.24
2,044
430
0.15
66
Córrego do Sítio Oxide
Probable
372
5.85
2,172
410
0.17
70
Total
762
5.53
4,216
840
0.16
136
AGA Mineraça
~
o –
Proved
217
6.95
1,505
239
0.2
48
Córrego do Sítio Sulphides
Probable
1,680
6.6
11,094
1,852
0.19
357
Total
1,896
6.64
12,599
2,090
0.19
405
AGA Mineraça
~
o –
Proved
1,454
6.66
9,680
1,603
0.19
311
Cuiabá Sulphides U/G
Probable
7,263
7.87
57,129
8,006
0.23
1,837
Total
8,717
7.66
66,810
9,609
0.22
2,148
AGA Mineraça
~
o –
Proved
2,061
6.42
13,229
2,272
0.19
425
Total Ore Reserve
Probable
9,315
7.56
70,395
10,268
0.22
2,263
Total
11,375
7.35
83,625
12,539
0.21
2,689
Ore Reserve estimation
Pit optimisation is done using Whittle ® pit shells corresponding to the Ore Reserve gold price and operational costs. For the underground sulphide orebody (Cuiabá Mine and Córrego do Sítio
Sulphides) all mining parameters such as mining method, minimum mining width, dilution, mine call factor and the appropriate gold price are considered in determining the Ore Reserves. The Ore
Reserves are scheduled and designed using Mine2-4D
® computer software.

Page 54_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
Ore Reserve: by-products
Sulphur
Region
Mine
Mineral Reserve Category
Tonnage (Mt)
Grade (ppm)
Sulphur (Mt)
South America
AGA Mineraça
~
o
Proved
1.50
4.99
0.10
Probable
7.30
5.94
0.40
Total
8.80
5.78
0.50
Grade tonnage information
Competent persons
Professional
Registration
Relevant
Operation
Type
Name
organisation
number
experience
AGA Mineraça
~
o –
Mineral Resource
P de Tarso Ferreira
CREA
34645/D
21 years
Cuiabá
MAusIMM
224828
Ore Reserve
S R Bothelho
CREA
41149/D
21 years
MAusIMM
224833
AGA Mineraça
~
o –
Mineral Resource
L H de Sousa
CREA
2854/D
22 years
Córrego do Sítio Oxides
MAusIMM
224827
Ore Reserve
M G Simoni
CREA
55.727/D
8 years
MAusIMM
224826
AGA Mineraça
~
o –
Mineral Resource
A H M Silva
CREA
5061
8 years
Córrego do Sítio Sulphides
MAusIMM
224831
Ore Reserve
M G Simoni
CREA
55.727/D
8 years
MAusIMM
224826
SOUTH AMERICAN OPERATIONS: ANGLOGOLD MINERAÇAO
~

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 55
SOUTH AMERICAN OPERATIONS: SERRA GRANDE
Serra Grande
The Serra Grande joint venture (50% attributable to AngloGold Ashanti) is co-owned with Kinross
Gold Corporation. The operation comprises two underground mines, Mina III and Mina Nova, and a new open pit. The processing circuit is equipped with grinding, leaching, filtration, precipitation and smelting facilities.
Serra Grande controls, or has an interest in, approximately 21,068 hectares in and around the
Crixás mining district in the northwestern areas of the Goiás State in central Brazil. Serra Grande is located 5km from the city of Crixás.
Geology
The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the
Upper Archaean. Gold mineralisation is associated with massive sulphides and vein quartz material associated with graphitic, sericitic schists and dolomites. The ore shoots plunge to the north-west with dips of between 6° and 35°. The stratigraphy is overturned and thrust towards the east.
The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists.

Page 56_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AMERICAN OPERATIONS: SERRA GRANDE
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Serra Grande – Mina Nova
Measured
581
3.97
2,308
641
0.12
74
Indicated
463
4.13
1,914
511
0.12
62
Inferred
257
4.07
1,048
284
0.12
34
Total
1,302
4.05
5,270
1,436
0.12
169
Serra Grande – open pit
Measured
803
4.37
3,511
886
0.13
113
Indicated
140
3.06
429
155
0.09
14
Inferred
–
–
–
–
–
–
Total
944
4.18
3,940
1,040
0.12
127
Serra Grande – Mina 3
Measured
441
8.90
3,925
486
0.26
126
Indicated
587
8.40
4,933
647
0.25
159
Inferred
1,699
6.24
10,607
1,872
0.18
341
Total
2,727
7.14
19,466
3,006
0.21
626
Serra Grande –
Measured
1,825
5.34
9,744
2,013
0.16
313
Total Mineral Resource
Indicated
1,190
6.11
7,276
1,313
0.18
235
Inferred
1,956
5.96
11,655
2,156
0.17
375
Total
4,973
5.77
28,676
5,482
0.17
922
Exclusive Mineral Resource
Metric
Imperial
Au
Serra Grande –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
–
–
–
–
–
–
Indicated
0.1
3.62
0.4
0.1
0.106
0.0
Inferred
2.0
5.96
11.7
2.2
0.174
0.4
Total
2.1
5.83
12.1
2.3
0.170
0.4

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 57
Inferred Mineral Resource in pit optimisation
Inferred Mineral Resources were used in the pit optimisation process and 0.155 million ounces are present in the optimised pit.
Ore Reserve
Metric
Imperial
Metric
Imperial
Au
Resource
Tonnes
Grade
tonnes
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(000s)
(000s)
(oz/t)
(000s)
Serra Grande – Mina Nova
Proved
401
3.59
1,439
442
0.10
46
Probable
384
3.81
1,464
423
0.11
47
Total
785
3.7
2,903
856
0.11
93
Serra Grande – open pit
Proved
868
3.71
3,222
957
0.11
104
Probable
153
2.47
377
168
0.07
12
Total
1,021
3.52
3,599
1,125
0.1
116
Serra Grande – Mina 3
Proved
378
7.58
2,865
417
0.22
92
Probable
468
8.77
4,104
516
0.26
132
Total
846
8.24
6,969
932
0.24
224
Serra Grande – Total Ore Reserve
Proved
1,647
4.57
7,526
1,816
0.13
242
Probable
1,005
5.92
5,945
1,107
0.17
191
Total
2,652
5.08
13,471
2,922
0.15
433

Page 58_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
SOUTH AMERICAN OPERATIONS: SERRA GRANDE
1.75
2.1
2.50
2.25
1.50
1.25
1.50
1.25
1.75
2.1
2.50
2.25
Grade tonnage information
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
EM de Araujo
CREA
3688/D
20 years
MAusIMM
224825
Ore Reserve
EM de Araujo
CREA
3688/D
20 years
MAusIMM
224825

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 59
AUSTRALIAN OPERATIONS: OVERVIEW
Australia
The Australian assets (formerly Acacia Resources Ltd) were acquired at the end of 1999 and comprise of Sunrise Dam and Boddington gold mines. AngloGold Ashanti owns 100% of Sunrise
Dam Gold Mine and has a 33.33% interest in Boddington with joint venture partner Newmont
Mining Corporation holding 66.67%. Boddington Gold Mine is managed by the BGM Management
Company Pty Ltd (BGMMCo), which is now 100% owned by Newmont. The management of the company reports to a joint venture executive committee, which controls the joint venture.
Canberra

Page 60_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
AUSTRALIAN OPERATIONS: OVERVIEW
Mineral Resource and Ore Reserve gold price and exchange rates
Sunrise Dam Gold Mine
Units
2006
2005
Mineral Resource gold price US$/oz 650 425
Ore Reserve Gold Price US$/oz 550 400
Exchange rate – Australia US$/ Aus$ 0.73 0.72
Boddington Gold Mine
Units
2006
2005
Mineral Resource gold price US$/oz 650 500
Ore Reserve gold price US$/oz 500 400
Exchange rate – Australia US$/ Aus$ 0.74 0.73
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Country
Mine
Category
Spacing
Diamond
RC
Comments
m (- x -)
Australia Boddington Measured 25 x 25
X X
Mineral Resources were classified using a combination of
drillhole spacing, number of samples in estimate and
average distance to samples.
Indicated 50 x 50
X X
Inferred 100 x 200
X X
Grade/ore
control
Not applicable.
Sunrise Dam Measured 10 x 10
X X
Mineral Resources were classified using a combination
and 25 x 25
of drillhole spacing, number of samples in estimate, average distance to samples and confidence in geological
interpretation / estimate.
Indicated 20 x 20
X X
and 40 x 40
Inferred 50 x 100
X X
Grade/ore 6 x 6
X
(Blastholes were historically used for grade control in
control and 10 x 10 Sunrise Pit by Placer.)
Ore Reserve estimation
The Ore Reserve is estimated by Lerch’s Grossman (LG) pit optimisation using the relevant Mineral
Resource models and updated geotechnical and metallurgical parameters and appropriate operating costs. The recoverable gold Mineral Resource model has been estimated by a geostatistical technique called multiple indicator kriging (a non-linear geostatistical method) and reflects the selectivity or selective mining unit (SMU) of the mining equipment that is intended to be used to recover the Mineral Resource within the Ore Reserve pit design.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 61
Modifying factors
The Boddington cut-off grade is formulated on a net revenue basis (Net Smelter Return - NSR)
taking into account gold and copper grade/metal price/recovery. The 0.4g/t COG approximates a life of mine cut-off grade. This represents diorite material and using unit gold/copper prices of
A$675/oz and A$1.70/lb respectively. This NSR with gold leach and gravity contributions cut-off grade is A$7.05/t and includes stockpile rehandle mining cost of A$0.86/t thereby allowing for an elevated cut-off grade strategy over the life of mine and inclusive of an end of mine life rehandle cost.
Ore Reserve modifying factors (as at 31 December 2006)
Cut-off
Metallurgical
grade
Dilution
(1)
recovery
Other
Australia
g/t (Au)
%
factor
factor
Boddington 0.4* n/a 82.2% n/a
Sunrise Dam – open pit 1.2 n/a 83.2% n/a
Sunrise Dam – underground 3 12 85.0% n/a
(1 Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
* Cut-off is based on a net smelter return of A$7.05/t which approximates to 0.4g/t Au over LOM.
Summary of Mineral Resource and Ore Reserve
Mineral Resource and Ore Reserve comparison by operation (attributable)
AU CONTENT (ATTRIBUTABLE) (MILLION OUNCES)
% change
% change
from
from
2005
Nett diff
2005
Percentage
Other     before
Dec
after
after
Operation
attributable
Category
2005 Depletion
(1)
change
(2)
depletion   2006
depletion
depletion
Comments
Australia
Boddington 33.33% Resource 8.169 0.000 2.121
26%  10.290
2.121 26% Due to successful exploration
Reserve 3.865 0.000 0.679 18% 4.544 0.679 18%
Due to conversion of Inferred
Mineral Resource in the pitshell and
increased gold and copper price
Sunrise Dam 100% Resource 4.309 -0.696 0.024 1% 3.637 -0.672 -16%
Reserve 1.773 -0.543 0.659 37% 1.889 0.116 7%
Reserves increased due to addition
of North-Wall cutback and the
Cosmo orebodies due to an
increased gold price
Australia Totals: Resource 12.478 -0.696 2.145 17% 13.927 1.449 12%
Reserve
5.638      -0.543     1.338    24%
6.432 0.795 14%
(1) Depletion: Reduction in reserves based on ore delivered to the plant and corresponding reduction in Mineral Resource.
(2) Other change: Model and scope changes.

Page 62_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
AUSTRALIAN OPERATIONS: SUNRISE DAM
Sunrise Dam
Sunrise Dam lies some 220km north-north-east of Kalgoorlie and 55km south of Laverton in
Western Australia. The mine is 100% owned by AngloGold Ashanti. The mine comprises a large open-pit operation and an underground project. Mining is carried out by contractors and ore is treated in a conventional gravity and leach process plant.
Geology
At Sunrise Dam gold mineralisation is structurally controlled and vein hosted. The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted. There are three dominant domains recognised:
(i)
Shear-related and high strain – e.g. Sunrise Shear Zone.
(ii)
Stock work development in planar faults with brittle characteristics
(These occur in all rock types and are commonly concentrated at lithofacies contacts within

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 63
the volcanic stratigraphy or the porphyry margin and within hinge domains within the magnetite shales) – e.g. Western Shear Zone, Watu, Cosmo and Summercloud.
(iii)
Placer-style mineralisation hosted within the fluvial sediments.
The vein and shear styles of gold mineralisation are introduced primarily during the third and fourth deformation stages and variations in structural style, ore and gangue mineralogy and alteration intensity are observed locally. Secondary (supergene) gold mineralisation is also an important part of the Cleo-Sunrise ore system and is highlighted by extremely high gold grades developed near the base of tertiary paleochannels and horizontal blankets of mineralisation related to iron redox fronts and associated water tables.
Mineral Resource estimation
Open pit estimates are generated using a geostatistical method called multiple indicator kriging. All available geological drill-hole information is validated for use in the models and the local geology of the ore body is used to classify the drill-hole information into appropriate geostatistical domains.
Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high grade outliers. If these values are anomalous to the general population characteristics then they are cut back to the appropriate upper limit of the population.
Estimation for the underground Mineral Resources uses the geological model boundaries to subdivide all drill-hole data into appropriate domains. Statistical analyses are performed on these domains and in a similar manner to that of open pit estimation, high grade outliers are identified and appropriately cut back to the upper limit of the population. A geostatistical method called ordinary kriging is used to produce estimates of a pre-determined block size. These block sizes are 10m x
10m and 20m x 20m.
Legend
Sandstone / Siltstone
Magnetite Shale
Dolerite / Basalt
Zones of Alteration
Andesite
Volcaniclastic – conglomerate
Coarse – Porphryitic
Intermed. Intrusive
Mineralised Zones
Approx. Generalised Pit shell
Lamprophyre Dykes
Schematic geological section of Sunrise Dam (looking North).
Field of view is approximately 2km from West to East.

Page 64_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
AUSTRALIAN OPERATIONS: SUNRISE DAM
Exclusive Mineral Resource
Metric
Imperial
Au
Sunrise Dam –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
16.6
1.34
22.10
18.3
0.039
0.7
Indicated
9.2
3.60
33.00
10.1
0.105
1.1
Inferred
6.6
5.48
36.30
7.3
0.160
1.2
Total
32.3
2.83
91.40
35.7
0.082
2.9
Inferred Mineral Resource in pit optimisation
Inferred Mineral Resources were used in the pit optimisation process and 0.017 million ounces are present in the optimised pit.
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Sunrise Dam –
Measured
–
–
–
–
–
–
Golden Delicious
Indicated
1,038
1.84
1,910
1,144
0.05
61
Inferred
2,643
1.64
4,335
2,913
0.05
139
Total
3,681
1.70
6,244
4,058
0.05
201
Sunrise Dam – open pit
Measured
18,818
1.62
30,569
20,744
0.05
983
Indicated
8,244
3.35
27,659
9,088
0.10
889
Inferred
127
4.49
573
141
0.13
18
Total
27,190
2.16
58,801
29,972
0.06
1,890
Sunrise Dam – underground
Measured
17
6.60
112
19
0.19
4
Indicated
1,968
8.42
16,582
2,170
0.25
533
Inferred
3,847
8.16
31,385
4,240
0.24
1,009
Total
5,832
8.24
48,078
6,429
0.24
1,546
Sunrise Dam –
Measured
18,835
1.63
30,681
20,763
0.05
986
Total Mineral Resource
Indicated
11,250
4.10
46,151
12,402
0.12
1,484
Inferred
6,617
5.48
36,293
7,294
0.16
1,167
Total
36,703
3.08
113,123
40,459
0.09
3,637

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 65
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Sunrise Dam – open pit Proved 9,085 2.34 21,278 10,014 0.07 684
Probable 6,231 4.10 25,548 6,869 0.12 821
Total 15,316 3.06 46,826 16,883 0.09 1,505
Sunrise Dam – underground Proved 62 8.72 537 68 0.25 17
Probable 1,346 8.45 11,378 1,484 0.25 366
Total 1,407 8.47 11,915 1,551 0.25 383
Sunrise Dam – Total Ore Reserve Proved 9,147 2.38 21,815 10,082 0.07 701
Probable 7,577 4.87 36,926 8,353 0.14 1,187
Total 16,723 3.51 58,741 18,434 0.10 1,889
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource M Ericksen MAusIMM 109151 21 years
Open pit
Ore Reserve
P Christians MAusIMM 221754 22 years
Underground
Ore Reserve
S Tombs MAusIMM 105785 28 years
Grade tonnage information

Page 66_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
AUSTRALIAN OPERATIONS: BODDINGTON
Boddington
The operation is situated approximately 120km south-east of Perth in Western Australia.
Geology
Boddington is located in the Archaean Saddleback greenstone belt in the south-west of Western
Australia. The main zone of gold mineralisation occurs reasonably continuously over a strike length of over 5km and a width of about 1km. The previous oxide operation, which closed in 2001, produced approximately 6.1 million ounces over a mine life of 15 years from a lateritic deposit developed over a large basement Mineral Resource. This basement Mineral Resource, beneath the oxide pits, is hosted predominantly by andesitic volcanics and diorites, and contains both gold and copper mineralisation.
Mineral Resource estimation
The Mineral Resource and Ore Reserve of the Boddington Expansion Project have been updated as part of the annual evaluation process by BGMMCo personnel. The methods used in the Mineral
Resource estimation are similar to that used for Sunrise Dam Gold Mine Open Pit.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 67
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Boddington – In-situ
Measured
52,384
0.88
45,909
57,743
0.03
1,476
Indicated
202,688
0.69
140,129
223,425
0.02
4,505
Inferred
226,651
0.59
134,019
249,840
0.02
4309
Total
481,723
0.66
320,057
531,008
0.02
10,290
Mineral Resource: by-products
Copper
Region
Mine
Mineral Resource category
Tonnage (Mt)
Grade (ppm)
Copper (Mt)
Australia
Boddington
Measured
52.4
1,082
0.057
Indicated
202.7
995
0.202
Inferred
226.7
955
0.216
Total
481.8
986
0.475
Exclusive Mineral Resource
Metric
Imperial
Au
Boddington –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
In-situ
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
6.6
0.46
3.1
7.3
0.013
0.1
Indicated
77.1
0.54
41.7
85.0
0.016
1.3
Inferred
226.7
0.59
134.0
249.8
0.017
4.3
Total
310.4
0.58
178.7
342.2
0.017
5.7

Page 68_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
AUSTRALIAN OPERATIONS: BODDINGTON
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Boddington – In-situ
Proved
45,735
0.94
42,845
50,414
0.03
1,377
Probable
125,435
0.78
98,353
138,268
0.02
3,162
Total
171,170
0.82
141,198
188,682
0.02
4,540
Boddington – Stockpiles
Proved
–
–
–
–
–
–
Probable
146
0.81
118
161
0.02
4
Total
146
0.81
118
161
0.02
4
Boddington – Total
Proved
45,735
0.94
42,845
50,414
0.03
1,377
Probable
125,581
0.78
98,471
138,429
0.02
3,166
Total
171,316
0.82
141,316
188,843
0.02
4,544
Ore Reserve: by-products
Copper
Region
Mine
Mineral Reserve category
Tonnage (mt)
Grade (ppm)
Copper (mt)
Australia
Boddington
Proved
45.70
1,138
0.05
Probable
125.60
1,099
0.14
Total
171.30
1,109
0.19
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
K Gleeson
MAusIMM
202246
18 years
Ore Reserve
S Williams
MAusIMM
204071
20 years
Grade tonnage information

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 69
GHANAIAN OPERATIONS: OVERVIEW
Ghana
AngloGold Ashanti has two mines in Ghana: Obuasi (which comprises both surface and underground operations) and Iduapriem (open-pit). Obuasi is wholly owned and the company has an 85% stake in Iduapriem Gold Mine.
Mineral Resource and Ore Reserve gold price
Units
2006
2005
Mineral Resource gold price
US$/oz
650
425
Ore Reserve gold price
US$/oz
550
400

Page 70_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
GHANAIAN OPERATIONS: OVERVIEW
Mineral Resource and Ore Reserve comparison by operation (attributable)
AU CONTENT (ATTRIBUTABLE) (MILLION OUNCES)
% change
% change
from
from
2005
Nett diff
2005
Percentage
Other     before
Dec
after
after
Operation
attributable
Category
2005 Depletion
(1)
change
(2)
depletion 2006
depletion
depletion
Comments
Ghana
Bibiani 100% Resource 0.856      0.000 -0.856 -100% 0.000        -0.856      -100% Sale of Asset
Reserve 0.143      0.000 -0.143 -100% 0.000        -0.143      -100% Sale of Asset
Iduapriem 85% Resource 3.025 -0.196 0.685 23% 3.514 0.489 16% Due to increased gold price
Reserve 1.846 -0.181 0.545 30% 2.210 0.364 20% Due to increased gold price
Obuasi 100% Resource 24.873 -0.658 5.237 21%  29.452 4.579 18%
Due to exploration and changes in
estimation methodology below 50
level area
Reserve 8.644 -0.632 0.693 8% 8.705 0.061 1%
Significant decrease in
underground mine reserves offset
by increase in surface reserves
(Pompora Tailings). Overall net
increase as a result of below 50
KMS project
Ghana Totals: Resource 28.754 -0.854 5.066 18%  32.966 4.212 15%
Reserve 10.633      -0.813    1.095     10%  10.915 0.282 3%
(1)
Depletion: Reduction in reserves based on ore delivered to the plant and corresponding reduction in Mineral Resource.
(2)
Other change: Model and scope changes.
Details of average drill-hole spacing and type in relation to Mineral Resource classification
TYPE OF DRILLING
Country
Mine
Category
Spacing
Diamond
RC
Other
Comments
m (- x - y)
Ghana Iduapriem Measured 50 x 50
X X
Indicated 50 x 75
X X
50m x 100m spacing in some areas.
Inferred 100 x 100
X X
Grade/Ore Control 15 x 10
X
RC drilling only. Occasionally
20m x 10m spacing.
Obuasi –
surface
Measured 20 X 20
X X
Indicated 30 X 30
X X
Inferred 90 X 90
X X
Grade/Ore Control 10 X 10
X
Obuasi –
underground
Measured 20 X 20
X X
Channel sampling.
Indicated 60 X 60
X X
Channel sampling.
Inferred 120 X 120
X X
Channel sampling.
Modifying factors
Ore Reserve modifying factors (as at 31 December 2006)
Cut-off
Metallurgical
Ghana
grade
Dilution
(1)
recovery
Other
Mine
g/t (Au)
%
factor
factor
Iduapriem 0.61 8% 94.5% n/a
Obuasi – pit n/a 10% 75% n/a
Obuasi – underground 6.16 23% – 28% 80% n/a
Obuasi – tailings n/a n/a 41.1% n/a
(1)
Where no dilution factor is indicated the dilution is inherent in the resource model estimate.

AngloGold Ashanti
_Mineral Resource and Ore Reserve 2006_Page 71
GHANAIAN OPERATIONS: OBUASI
Obuasi
The Obuasi mine is located in the Ashanti region of Ghana, some 80km from Kumasi. Historically,
Obuasi has been an underground mine, although there was large-scale open pit mining between
1990 and 2000. The mine has two active treatment plants: the sulphide treatment plant to process underground ore and the tailings treatment plant to handle tailings reclamation operations.
Geology
The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-
sedimentary and igneous formations. These deposits extend for a distance of approximately 300 kilometres, in a north-east/south-west trend, in south-western Ghana. Obuasi mineralisation is shear-zone-related and there are three main structural trends hosting gold mineralisation: the
Obuasi trend, the Gyabunsu trend and the Binsere trend.

Page 72_AngloGold Ashanti
_Mineral Resource and Ore Reserve 2006
GHANAIAN OPERATIONS: OBUASI
Two main ore types are mined:
•
quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. The gold particles are generally fine-grained and are occasionally visible to the naked eye. This ore type is generally non-refractory; and
•
sulphide ore which is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite.
Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.
Mineral Resource estimation
Mineral Resource estimates are derived from interpretations of information about the location, shape, continuity and grade of the individual ore bodies. The open pit Mineral Resource was estimated using three dimensional computer block models constructed using the Datamine
®
software. Geological interpretation was based on trench and reverse circulation and or diamond drilling data. A prototype block model comprising of 20m x 5m x 15m block sizes was used within the Geological model outlines. Ordinary kriging is used to estimate gold grades into the block model.
S.V.S.
MAIN REEF FISSURE
OBUASI
FISSURE
ASHANTI
INSINTSIAM REEF
OXIDISED
ZONE
folded
siltstone
granulated
phyllite
siltstones and
folded phyllites
greywackes
phyllite
greywacke
schist
50
41
38
30
26
20
16
12
8
0 120
ORE BODY
and
phyllite
ADANSI
SHAFT
Metres
FISSURE
FISSURE
COTE D’OR
0
-100m
-200m
-300m
-500m
100m
-600m
-700m
-400m
Phyllites, Greywackes and Shists
Barren Metavolcanic (Dyke)
Cardonaceous/Graphitic Fissure
Auriferous Quartz Vein
LEGEND
EW Section through Adansi (AA)
Phyllites, Greywackes and Shists
Mineralised - Auriferous -
Barren Metavolcanic (Dyke)
Carbonaceous/Graphitic Fissure
Auriferous Quartz Vein
41 Level
38 Level
v
v
32 Level
v
v
26 Level
LEGEND
Main
Fissure
Fissure
Obuasi
N-Fissure
20 Level
12 Level
8 Level
EAST
Cote D’Or Spur
Cowsu
Spur
Fissure
12/74
Cote D’Or
Fissure
Zero
Quartz
Footwall
4 & 5 Lodes
Big Blow
K-Fissure
WEST
3 West
Metavolcanic (Dyke)
0 150
Metres
-500m
-1000m
250m
EW Section through KMS (AA)

AngloGold Ashanti
_Mineral Resource and Ore Reserve 2006_Page 73
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Obuasi – open pit
Measured
8,519
2.73
23,236
9,390
0.08
747
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
8,519
2.73
23,236
9,390
0.08
747
Obuasi – tailings
Measured
8,190
1.93
15,807
9,028
0.06
508
Indicated
28,656
1.66
47,451
31,587
0.05
1,526
Inferred
–
–
–
–
–
–
Total
36,846
1.72
63,258
40,616
0.05
2,034
Obuasi – underground
Measured
29,757
6.73
200,289
32,801
0.20
6,439
Indicated
44,574
8.18
364,792
49,134
0.24
11,728
Inferred
30,089
8.75
263,164
33,168
0.26
8,461
Total
104,419
7.93
828,245
115,103
0.23
26,629
Obuasi – stockpile
Measured
510
2.59
1,320
562
0.08
42
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
510
2.59
1,320
562
0.08
42
Obuasi – Total Mineral Resource
Measured
46,976
5.12
240,652
51,781
0.15
7,737
Indicated
73,230
5.63
412,243
80,721
0.16
13,254
Inferred
30,089
8.75
263,164
33,168
0.26
8,461
Total
150,294
6.10
916,059
165,671
0.18
29,452
Exclusive Mineral Resource
Metric
Imperial
Au
Obuasi Gold Mine –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
30.0
5.86
175.6
33.0
0.171
5.645
Indicated
15.6
10.93
170.3
17.2
0.319
5.475
Inferred
23.2
8.01
186.2
25.6
0.234
5.986
Total
68.8
7.73
532.0
75.8
0.226
17.106

Page 74_AngloGold Ashanti
_Mineral Resource and Ore Reserve 2006
GHANAIAN OPERATIONS: OBUASI
Ore Reserve estimation
The three dimensional Mineral Resource models are used as the basis for the Ore Reserves. An ore envelope is developed using the Mineral Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. Datamine
®
software called Mineral
Resource Optimizer (MRO) is used to generate the ore envelope. An appropriate mining layout is designed that incorporates mining extraction losses, dilution factors and mine call factor.
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Obuasi – tailings
Proved
11,500
1.84
21,163
12,677
0.05
680
Probable
35,353
1.28
45,190
38,970
0.04
1,452
Total
46,853
1.42
66,353
51,647
0.04
2,133
Obuasi – underground
Proved
6,735
5.54
37,324
7,424
0.16
1,200
Probable
27,507
6.07
167,073
30,321
0.18
5,372
Total
34,242
5.97
204,397
37,745
0.17
6,572
Obuasi – Total Ore Reserve
Proved
18,235
3.21
58,487
20,101
0.09
1,880
Probable
62,860
3.38
212,263
69,291
0.10
6,824
Total
81,095
3.34
270,750
89,392
0.10
8,705

AngloGold Ashanti
_Mineral Resource and Ore Reserve 2006_Page 75
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
H Eybers
SACNASP
400098/99
21 years
Ore Reserve
J vz Visser
PLATO
PMS0119
20 years
Grade tonnage information

Page 76_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
GHANAIAN OPERATIONS: IDUAPRIEM
Iduapriem
Iduapriem mine is situated in the western region of Ghana, some 70km north of the coastal city of Takoradi, and 10km south-west of Tarkwa. Iduapriem is an open-pit mine. Its processing facilities include a carbon-in-pulp (CIP) plant.
Geology
The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralisation is contained in the Proterozoic Banket Series, conglomerate within the Tarkwaian
System. The outcropping Banket Series in the mine area form prominent arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie. The gold is fine-grained, particulate and free milling. Mineralogical studies indicate that the grain size of native gold particles ranges between 2 and 500 microns (0.002 to 0.5mm) and averages 130 microns
(0.13mm). Sulfide minerals are present only at trace levels and are not associated with the gold.
Mineral Resource estimation
All geological interpretations are used to produce a three dimensional wire frame model of the orebody using Datamine
®
software. A prototype block model comprising of 25m x 5m x 6m blocks is used within the geological model outlines and where appropriate, selective sub-celling is used for definition on the geological and mineralization boundaries. The geostatistical techniques used for grade interpolation into the blocks include Multiple Indicator Kriging (MIK), ordinary kriging and inverse distance squared (ID2) methods.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 77
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Iduapriem – surface
Measured
35,075
1.57
55,041
38,663
0.05
1,770
Indicated
20,108
1.65
33,192
22,166
0.05
1,067
Inferred
13,844
1.52
21,067
15,261
0.04
677
Total
69,028
1.58
109,300
76,090
0.05
3,514
Exclusive Mineral Resource
Metric
Imperial
Au
Iduapriem Gold Mine –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
2.5
0.53
1.5
2.8
0.016
0.044
Indicated
8.4
1.47
12.4
9.3
0.043
0.398
Inferred
13.8
1.52
21.1
15.3
0.044
0.677
Total
24.8
1.40
34.8
27.4
0.041
1.119
Inferred Mineral Resource in business plan
Inferred Mineral Resources were used in the pit optimisation process and 0.27 million ounces are present in the optimised pit.
Ore Reserve estimation
Pit optimisation is done using the relevant economic assumptions, geotechnical parameters and mining assumptions. Whittle
®
pit shells are generated and the ultimate pit shell is selected based on optimal criteria. The subsequent pit design is done using Datamine
®
software, which forms the
basis for the Ore Reserve.

Page 78_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
GHANAIAN OPERATIONS: IDUAPRIEM
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Iduapriem – surface
Proved
31,290
1.54
48,187
34,492
0.04
1,549
Probable
11,676
1.63
19,032
12,871
0.05
612
Total
42,967
1.56
67,220
47,363
0.05
2,161
Iduapriem – full grade ore
Proved
1,246
1.23
1,531
1,373
0.04
49
Probable
–
–
–
–
–
–
Total
1,246
1.23
1,531
1,373
0.04
49
Iduapriem – Total Ore Reserve
Proved
32,536
1.53
49,718
35,865
0.04
1,598
Probable
11,676
1.63
19,032
12,871
0.05
612
Total
44,213
1.55
68,751
48,736
0.05
2,210
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
K Osei
MAuSIMM
112723
12 years
Ore Reserve
E B Boakye
MAuSIMM
222459
23 years
Grade tonnage information

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 79
GUINEA OPERATIONS: OVERVIEW
Guinea
Siguiri mine is AngloGold Ashanti’s only operation in the Republic of Guinea in West Africa. The mine is 85% owned by AngloGold Ashanti and 15% by the government of Guinea.
Mineral Resource and Ore Reserve gold price
Units
2006
2005
Mineral Resource gold price
US$/oz
650
425
Ore Reserve gold price
US$/oz
550
400
Mineral Resource estimation
Resource definition drilling consists of Air Core (AC), Reverse Circulation (RC) and Diamond Drilling
(DD) boreholes. All available geological drill-hole information is validated for usage in the models and the local geology of the orebody is used to classify the drill-hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high grade outliers. If these values are anomalous to the general population characteristics then they are cut back to the appropriate upper limit of the population.
The Mineral Resources are estimated using three dimensional computer block models constructed in Datamine
®
software. Geological interpretation is based on Geological borehole data. A prototype block model ranging from 10m x 10m x 2.5m to 50m x 25m x 6m block sizes depending on the shape of the Ore body is used within the Geological model outlines. Ordinary and indicator kriging are used to estimate gold grades and a limiting pit shell at $650/oz is used to quantify the total
Mineral Resources.

Page 80_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
GUINEA OPERATIONS: OVERVIEW
Ore Reserve estimation
The Mineral Resource models for each pit are combined with waste blocks and depleted to the mining surfaces. Costs are assigned on a pit by pit basis reflecting the current existing cost structure of the operation. The relevant dilution and ore loss factors are applied and the optimisation is done in Earthworks
®
NPV Scheduler software. The relevant metallurgical recoveries, geotechnical parameters, cut-off grades and economics are applied to generate the final Ore Reserve.
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Country
Mine
Category
Spacing
Diamond
RC
Other
Comment
m (- x - y)
Guinea Siguiri Measured 5 x 10
X
Indicated 25 x 25
X X
AC Also includes air core drilling.
and 50 x 50
Inferred 50 x 50
X X
AC Also includes air core drilling.
and 80 x 25
Grade/Ore control 5 x 10
X
Summary of Mineral Resources and Ore Reserve changes
Mineral Resource and Ore Reserve comparison by operation (attributable)
AU CONTENT (ATTRIBUTABLE) (MILLION OUNCES)
% change
% change
from
from
2005
Nett diff
2005
Percentage
Other before
Dec
after
after
Operation
attributable
Category
2005 Depletion
(1)
change
(2)
depletion 2006
depletion
depletion
Comments
Guinea
Siguiri 85% Resource 4.253 -0.623 1.488 35% 5.118 0.865 20%
Due to successful exploration and
increased gold price
Reserve 1.644 -0.223 0.375 23% 1.796 0.152 9%
An additional pit included due to
increased gold price
Guinea Totals: Resource 4.253 -0.623 1.488 35% 5.118 0.865 20%
Reserve
1.644      -0.223     0.375    23%
1.796 0.152 9%
(1)
Depletion: Reduction in reserves based on ore delivered to the plant and corresponding reduction in Mineral Resource.
(2)
Other change: Model and scope changes.
Modifying factors
Ore Reserve modifying factors (as at 31 December 2006)
Cut-off
(1)
Mine call
Metallurgical
Guinea
grade
Dilution
(2)
factor
recovery
Mine
g/t (Au)
%
(MCF) %
factor
(3)
Siguiri 0.35 - 0.50 4% 96% 93.0 - 97.5%
(1)
A range of cut-offs indicate variable ore types.
(2)
A range of plant recoveries indicates variable ore types.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 81
GUINEA OPERATIONS: SIGUIRI
Siguiri
Société Ashanti Goldfields (SAG) de Guinée
Siguiri gold mine is situated in the Siguiri district in the north-east of the Republic of Guinea, West
Africa, about 850km from the capital city of Conakry. The SAG concession consists of four blocks totalling 1,494.58km2
. All ore and waste is mined by a mining contractor in a conventional open-
pit mining operation. Processing is done via a carbon-in-pulp (CIP) plant.
Geology
This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. There are two main types of gold deposits that occur in the Siguiri basin:
laterite mineralisation and in situ quartz-vein-related mineralisation. The laterite mineralisation occurs as aprons of colluvial or as palaeo-channels of alluvial lateritic gravel adjacent to and immediately above the in situ vein-related mineralisation. The vein-related mineralisation is hosted in meta-sediments with the better mineralisation associated with vein stockworks, that occur preferentially in the coarser, brittle siltstones and sandstones. All current Ore Reserve and Mineral
Resource is located in block number 1.

Page 82_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
GUINEA OPERATIONS: SIGUIRI
Inferred Mineral Resource in business plan
Inferred Mineral Resources were used in the pit optimisation process and 0.07 million ounces are present in the optimised pit.
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Siguiri – oxides
Measured
507
0.79
402
559
0.02
13
Indicated
74,056
0.83
61,527
81,633
0.02
1,978
Inferred
83,839
0.80
67,399
92,417
0.02
2,167
Total
158,402
0.82
129,328
174,609
0.02
4,158
Siguiri – surface resources
Measured
18,191
0.60
10,844
20,052
0.02
349
Indicated
–
–
–
–
–
–
Inferred
47,542
0.40
19,017
52,406
0.01
611
Total
65,733
0.45
29,861
72,458
0.01
960
Siguiri – Total Mineral Resource
Measured
18,698
0.60
11,246
20,611
0.02
362
Indicated
74,056
0.83
61,527
81,633
0.02
1,978
Inferred
131,381
0.66
86,416
144,823
0.02
2,778
Total
224,135
0.71
159,189
247,067
0.02
5,118
Exclusive Mineral Resource
Metric
Imperial
Au
Siguiri Gold Mine –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
0.3
0.72
0.2
0.3
0.021
0.006
Indicated
19.6
0.62
12.2
21.6
0.018
0.394
Inferred
115.7
0.63
72.4
127.5
0.018
2.329
Total
135.6
0.63
84.9
149.4
0.018
2.729

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 83
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Siguiri – oxides
Proved
–
–
–
–
–
–
Probable
52,708
0.85
45,027
58,100
0.02
1,448
Total
52,708
0.85
45,027
58,100
0.02
1,448
Siguiri – surface resource
Proved
18,191
0.60
10,828
20,052
0.02
348
Probable
–
–
–
–
–
–
Total
18,191
0.60
10,828
20,052
0.02
348
Siguiri – Total Ore Reserve
Proved
18,191
0.60
10,828
20,052
0.02
348
Probable
52,708
0.85
45,027
58,100
0.02
1,448
Total
70,899
0.79
55,855
78,152
0.02
1,796
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
P Winkler
MAuSIMM
220329
23 years
Ore Reserve
A Netherwood
MAuSIMM
100463
18 years
Grade tonnage information

Page 84_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
MALI OPERATIONS: OVERVIEW
Mali
AngloGold Ashanti has interests in three operations in the West African country of Mali – Sadiola
(38%), Yatela (40%) and Morila (40%). All three operations are managed by AngloGold Ashanti.
Mineral Resource and Ore Reserve gold price
Mineral Resource and Ore Reserve gold price
Units
2006
2005
Mineral Resource gold price
US$/oz
650
425
Ore Reserve gold price
US$/oz
550
400
Mineral Resource estimation
The Mineral Resource is taken as the material that falls within the $650/oz economic shell optimised for each individual deposit. A three dimensional surface is generated to create the outline of the geological model. This model is then used as a prototype model to estimate grades.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 85
Block sizes between 25m x 25m x 10m and 30m x 30m x 10m (X Y Z) and where appropriate selective sub-celling are used for definition on the geological and mineralisation boundaries. The dimensions of these sub cells are 12.5m x 12.5m x 3.33m and 10m x 10m x 5.0m. All the deposits have kriged block models and where appropriate a geostatistical technique called Uniform
Conditioning is used to estimate the proportion of economic ore that occur above the Mineral
Resource cut-off and this is reported according to the dimensions of the practical mining unit.
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Country
Mine
Category
Spacing
Diamond
RC
Comment
m (- x - y)
Mali Morila Measured 10 x 10
X X
Indicated 30 x 30
X X
Inferred 50 x 50
X X
Grade/ore control 10 x 10
X
Blastholes were only used for sampling when
and 50 x 50 there was insufficient RC coverage.
Sadiola Measured
20 x 20 and
25 x 25
X X
Indicated 25 x 50
X X
Inferred >25 x 50
X
Grade/ore control 5 x 10
X
Yatela Measured
10 x 10
and 25 x 25
X
Indicated
25 x 25
and 35 x 45
X
Inferred
>25 x 25
and > 35 x 45
X
Grade/ore control 5 x 10
X
Ore Reserve estimation
The Mineral Resource models are used as the basis for the Ore Reserves. Pit optimisation is done using Whittle
®
software. The typical Whittle approach for a mill-constrained operation is followed.
Optimisations are run on Measured and Indicated Mineral Resources and Measured, Indicated
and Inferred Mineral Resources. All appropriate costs, metallurgical recovery factors and geotechnical parameters are applied to generate the final Ore Reserves.
Modifying factors
Ore Reserve modifying factors (as at 31 December 2006)
Cut-off
(1)
Metallurgical
Guinea
grade
Dilution
(2)
recovery
Mine
g/t (Au)
%
factor
(3)
Morila – Pit 1.0 – 1.4 10% 89 – 91.5%
Morila – TSF n/a n/a 60%
Sadiola – Pit 0.57 – 1.78 5% 80 – 93%
Yatela – Pit 0.52 – 1.30 13% 75 – 85%
(1)
A range of cut-offs indicate variable ore types.
(2)
Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
(3)
A range of plant recoveries indicates variable ore types.

Page 86_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
MALI OPERATIONS: OVERVIEW
Summary of Mineral Resource and Ore Reserve changes
Mineral Resource and Ore Reserve comparison by operation (attributable)
AU CONTENT (ATTRIBUTABLE) (MILLION OUNCES)
% change
% change
from
from
2005
Nett diff
2005
Percentage
Other     before
Dec
after
after
Operation
attributable
Category
2005 Depletion
(1)
change
(2)
depletion   2006
depletion
depletion
Comments
Mali
Morila 40% Resource
1.399      -0.233
-0.029     -2%
1.137        -0.262        -19%
Reserve 0.947 -0.233 0.140 15% 0.854 -0.093 -10%
Due to the increased gold price
marginal ore is now economic
Sadiola 38% Resource 4.190 -0.294
-0.939    -22%
2.957 -1.233 -29%
Due to a change in methodology
when compared to the 2005
Mineral Resource
Reserve 0.864 -0.174
0.983   114%
1.673 0.809 94%
Due to the inclusion of the Deep
Sulphide Project
Yatela 40% Resource 0.466 -0.167 0.198 42% 0.497 0.031 7% Due increased gold price
Reserve 0.217 -0.156 0.214 99% 0.275 0.058 27%
Due to the inclusion of an
additional cutback
Mali Totals: Resource 6.055 -0.694 -0.770 -13% 4.592 -1.464 -24%
Reserve
2.028      -0.563    1.337     66%
2.802 0.774 38%
(1)
Depletion: Reduction in reserves based on ore delivered to the plant and corresponding reduction in Mineral Resource.
(2)
Other change: Model and scope changes.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 87
MALI OPERATIONS: SADIOLA
Sadiola
Sadiola is situated in the north-west of the country, 77km to the south of the regional capital of
Kayes. Mining takes place in an open pit at Sadiola. Ore is treated in a 435,000-tonne-per-month gold plant.
Geology
The Sadiola deposit is located within the Malian portion of the Kenieba- Kedougou window, a major early proterozoic – Birimian outlier along the NE margin of the Kenema – Man shield. The deposit is confined in the north of the window and the mineralised zone occurs along the Sadiola
Fracture Zone (SFZ), over a drilled strike length of approximately 2500m and remains open to the north and south. The observed alteration assemblages in the primary mineralisation point to a mesothermal origin for the gold deposit at Sadiola.
Deposits of this type world-wide exhibit good continuity of mineralisation both along strike and extend to great depth. The Sadiola Hill deposit generally consists of two zones, an upper oxidised cap and an underlying sulphide zone. From 1996 until 2002, shallow, saprolite oxide ore from the
Sadiola Hill pit was the primary ore source. Since 2002 the deeper saprolitic sulphide ore has been mined and will progressively replace the depleting oxide Ore Reserve.

Page 88_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
MALI OPERATIONS: SADIOLA
Mineral Resource
Metric
Imperial
Au
Au
Resource
Tonnes
Grade
tonnes
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Sadiola – FE2
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
539
1.41
761
594
0.04
24
Total
539
1.41
761
594
0.04
24
Sadiola – FE3
Measured
–
–
–
–
–
Indicated
737
2.00
1,478
813
0.06
48
Inferred
342
1.95
668
377
0.06
21
Total
1,080
1.99
2,145
1,190
0.06
69
Sadiola – FE3S
Measured
–
–
–
–
–
–
Indicated
1,451
2.57
3,732
1,600
0.07
120
Inferred
20
2.65
54
22
0.08
2
Total
1,472
2.57
3,785
1,622
0.08
122
Sadiola – FE4
Measured
–
0.79
Indicated
1,743
2.30
4,002
1,922
0.07
129
Inferred
473
2.20
1,041
522
0.06
33
Total
2,217
2.28
5,043
2,443
0.07
162
Sadiola – FN2
Measured
–
–
–
–
–
–
Indicated
188
1.52
286
207
0.04
9
Inferred
252
3.98
1,003
278
0.12
32.45
Total
440
2.93
1,289
485
0.09
41
Sadiola – FN3
Measured
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
340
1.42
481
374
0.04
15
Total
340
1.42
481
374
0.04
15
Sadiola – Main deposit
Measured
157
3.90
613
173
0.11
20
Indicated
13,378
2.77
37,012
14,746
0.08
1,190
Inferred
11,379
2.53
28,815
12,544
0.07
926
Total
24,914
2.67
66,440
27,463
0.08
2,136
Sadiola – Sekokoto
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
318
1.57
499
350
0.05
16
Total
318
1.57
499
350
0.05
16
Sadiola – stockpile
Measured
7,450
1.40
10,452
8,212
0.04
336
Indicated
–
–
–
–
–
0
Inferred
–
–
–
–
–
0
Total
7,450
1.40
10,452
8,212
0.04
336

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 89
Inferred Mineral Resource in pit optimisation
Inferred Mineral Resource was used in the pit optimisation process and 0.8 million ounces are present in the optimised pit.
Mineral Resource
(continued)
Metric
Imperial
Au
Au
Resource
Tonnes
Grade
tonnes
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Sadiola – Tambali south
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
826
1.31
1,084
911
0.04
35
Total
826
1.31
1,084
911
0.04
35
Sadiola – Total Mineral Resource
Measured
7,607
1.45
11,065
8,385
0.04
356
Indicated
17,497
2.66
46,510
19,288
0.08
1,495
Inferred
14,489
2.37
34,406
15,972
0.07
1,106
Total
39,596
2.32
91,979
43,644
0.07
2,957
Exclusive Mineral Resource
Metric
Imperial
Au
Sadiola Gold Mine –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
–
–
–
–
–
0.0
Indicated
2.8
2.20
6.3
3.1
0.064
0.2
Inferred
14.5
2.37
34.4
16.0
0.069
1.1
Total
17.3
2.35
40.7
19.1
0.068
1.3

Page 90_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
MALI OPERATIONS: SADIOLA
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Sadiola – FE3
Proved
–
–
–
–
–
–
Probable
1,400
2.57
3,593
1,544
0.07
116
Total
1,400
2.57
3,593
1,544
0.07
116
Sadiola – FE4
Proved
–
0.89
–
–
0.03
–
Probable
1,144
2.48
2,841
1,261
0.07
91
Total
1,144
2.48
2,841
1,262
0.07
91
Sadiola – Main deposit
Proved
142
4.27
608
157
0.12
20
Probable
12,251
2.84
34,840
13,505
0.08
1,120
Total
12,394
2.86
35,447
13,662
0.08
1,140
Sadiola – Stockpile full grade ore
Proved
2,455
2.56
6,276
2,706
0.07
202
Probable
–
–
–
–
–
–
Total
2,455
2.56
6,276
2,706
0.07
202
Sadiola – Stockpile marginal
Proved
4,854
0.80
3,884
5,351
0.02
125
Probable
–
–
–
–
–
–
Total
4,854
0.80
3,884
5,351
0.02
125
Sadiola – Total Ore Reserve
Proved
7,451
1.45
10,768
8,214
0.04
346
Probable
14,795
2.79
41,274
16,310
0.08
1,327
Total
22,247
2.34
52,041
24,525
0.07
1,673
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
S Robins
MAuSIMM
222533
11 years
Ore Reserve
B De Oliveira
MAuSIMM
225194
29 years
Grade tonnage information

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 91
MALI OPERATIONS: YATELA
Yatela
Yatela is situated some 25km north of Sadiola and approximately 50km south-south-west of
Kayes. Mining takes place in an open pit.
Geology
Yatela mineralisation occurs as a keel-shaped body in Birimian metacarbonates. The ‘keel’ is centred on a fault which was the feeder for the original mesothermal mineralisation, with an associated weakly mineralised diorite intrusion. This primary mineralisation was concentrated to economic grades through dissolution of carbonate-rich rocks by supergene processes. Gold is disseminated in the unconsolidated ferruginous, sandy, locally clayed layer that lines the bottom of a deep trough (max 220m deep) with steep margins. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

Page 92_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
MALI OPERATIONS: YATELA
Metagreywacke
Overburden
Fine Sandstone
Oxide Footwall
Dolomite
Diorite (Micro)
Main mineralised unit
(Orebody)
Coarse Sandstone
Pebble Zone
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Yatela – Alamoutala pit
Measured
8
1.09
9
9
0.03
–
Indicated
652
1.77
1,153
718
0.05
37
Inferred
159
1.77
281
175
0.05
9
Total
818
1.76
1,442
902
0.05
46
Yatela – KW 18
Measured
–
–
–
–
–
–
Indicated
193
1.32
256
213
0.04
8
Inferred
8
1.74
14
9
0.05
–
Total
201
1.34
270
222
0.04
8
Yatela – main pit
Measured
934
4.40
4,106
1,030
0.13
132
Indicated
1,299
3.85
5,005
1,431
0.11
161
Inferred
839
3.24
2,715
925
0.09
87
Total
3,072
3.85
11,827
3,386
0.11
380
Yatela – stockpile
Measured
2,067
0.93
1,928
2,278
0.03
62
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
2,067
0.93
1,928
2,278
0.03
62
Yatela – total Mineral Resource
Measured
3,009
2.01
6,043
3,317
0.06
194
Indicated
2,144
2.99
6,414
2,362
0.09
206
Inferred
1,006
2.99
3,010
1,109
0.09
97
Total
6,158
2.51
15,467
6,788
0.07
497
Geological cross-section 58500 (looking North).

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 93
Exclusive Mineral Resource
Metric
Imperial
Au
Yatela Gold Mine –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
0.4
1.99
0.7
0.4
0.058
–
Indicated
1.3
1.97
2.5
1.4
0.057
0.1
Inferred
1.0
2.99
3.0
1.1
0.087
0.1
Total
2.6
2.36
6.2
2.9
0.069
0.2
Inferred Mineral Resource in pit optimisation
Inferred Mineral Resource were used in the pit optimisation process and 0.04 million ounces are present in the optimised pit.
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Yatela – Alamoutala pit
Proved
–
–
–
–
–
–
Probable
121
1.57
189
133
0.05
6
Total
121
1.57
189
133
0.05
6
Yatela – main pit
Proved
–
–
–
–
–
–
Probable
1,311
4.91
6,439
1,445
0.14
207
Total
1,311
4.91
6,439
1,445
0.14
207
Yatela – stockpile full grade ore
Proved
484
1.76
852
534
0.05
27
Probable
–
–
–
–
–
–
Total
484
1.76
852
534
0.05
27
Yatela – stockpile marginal grade ore
Proved
1,582
0.69
1,088
1,744
0.02
35
Probable
–
–
–
–
–
–
Total
1,582
0.69
1,088
1,744
0.02
35
Yatela – total Ore Reserve
Proved
2,066
0.94
1,940
2,278
0.03
62
Probable
1,432
4.63
6,628
1,578
0.13
213
Total
3,498
2.45
8,568
3,856
0.07
275

Page 94_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
MALI OPERATIONS: YATELA
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
S Robins
MAuSIMM
222533
11 years
Ore Reserve
P Day
MAuSIMM
223906
15 years
Grade tonnage information

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 95
MALI OPERATIONS: MORILA
Morila
This mine is situated some 180km by road southeast of Bamako, the capital city of Mali, which is
600km south-east of Sadiola mine. Mining is from a single open-pit operation, utilising conventional truck and shovel methods
Geology
The Morila orebody is located predominantly in metasediments within a broad NNW trending corridor of shearing. This shear zone has both near vertical and flat lying components. It is interpreted as being a second order shear off the main Banafing shear approximately 25km to the east. The Doubalakoro granite pluton bounds the sediments to the west and the Massigui granite to the east. The deposit occurs within a sequence of metamorphosed Birimian meta-sediments
(amphibolite facies). Gold mineralisation is associated with silica feldspar alteration and the sulphide minerals arsenopyrite, pyrrhotite, and pyrite (with minor chalocopyrite).

Page 96_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
MALI OPERATIONS: MORILA
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Morila – main pit
Measured
2,264
3.44
7,781
2,495
0.10
250
Indicated
3,798
3.34
12,670
4,187
0.10
407
Inferred
1,235
3.31
4,084
1,361
0.10
131
Total
7,297
3.36
24,536
8,043
0.10
789
Morila – stockpiles
Measured
5,923
1.81
10,712
6,529
0.05
344
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
5,923
1.81
10,712
6,529
0.05
344
Morila – tailings
Measured
29
4.33
124
32
0.13
4
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
29
4.33
124
32
0.13
4
Morila – total Mineral Resource
Measured
8,216
2.27
18,617
9,056
0.07
599
Indicated
3,798
3.34
12,670
4,187
0.10
407
Inferred
1,235
3.31
4,084
1,361
0.10
131
Total
13,249
2.67
35,372
14,604
0.08
1,137
Exclusive Mineral Resource
Metric
Imperial
Au
Morila Gold Mine –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
0.1
1.92
0.1
0.1
0.056
0.004
Indicated
0.4
2.63
1.0
0.4
0.077
0.032
Inferred
0.2
2.24
0.4
0.2
0.065
0.011
Total
0.6
2.44
1.5
0.7
0.071
0.047
Inferred Mineral Resources in pit optimisation
Inferred Mineral Resource was used in the pit optimisation process and 0.046 million ounces are present in the optimised pit.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 97
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Morila – stockpiles full grade ore
Proved
4,138
2.09
8,656
4,562
0.06
278
Probable
–
–
–
–
–
–
Total
4,138
2.09
8,656
4,562
0.06
278
Morila – stockpiles marginal ore
Proved
–
–
–
–
–
–
Probable
1,784
1.14
2,035
1,967
0.03
65
Total
1,784
1.14
2,035
1,967
0.03
65
Morila – sulphides
Proved
2,004
3.34
6,684
2,209
0.10
215
Probable
1,956
4.16
8,143
2,156
0.12
262
Total
3,960
3.74
14,827
4,365
0.11
477
Morila – sulphides marginal ore
Proved
–
–
–
–
–
–
Probable
771
1.17
905
850
0.03
29
Total
771
1.17
905
850
0.03
29
Morila – tailings
Proved
–
–
–
–
–
–
Probable
29
4.33
124
32
0.13
4
Total
29
4.33
124
32
0.13
4
Morila – total Ore Reserve
Proved
6,142
2.50
15,340
6,771
0.07
493
Probable
4,540
2.47
11,207
5,005
0.07
360
Total
10,682
2.49
26,547
11,776
0.07
854
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
P Weedon
MAuSIMM
204701
15 years
Ore Reserve
S K Ndede
MAuSIMM
201772
18 years
Grade tonnage information

N
0
300km
Okahandja
Navachab
Tsumeb
Walvis Bay
Luderitz
Keetmanshoop
Operations
Karibib
NAMIBIA
Windhoek
Page 98_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
NAMIBIAN OPERATIONS: OVERVIEW
Namibia
Navachab Gold Mine is wholly owned by AngloGold Ashanti.
Mineral Resource and Ore Reserve gold price
Mineral Resource and Ore Reserve gold price
Units
2006
2005
Mineral Resource gold price
US$/oz
650
425
Ore Reserve gold price
US$/oz
550
400
Exchange rate – South Africa
ZAR/US$
6.50
6.75
Mineral Resource estimation
Mineral Resource estimation is performed using Datamine
® Software. Block dimensions of
25m x 25m x 5m (X Y Z) are used as the prototype model. Grade interpolation is done into these blocks using Ordinary and Indicator Kriging methods. A geostatistical technique called Uniform
Conditioning is then used to estimate the proportion of economic ore that occur above the Mineral
Resource cut-off and this is reported according to the smallest mining unit (SMU).

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 99
Ore Reserve estimation
MineSight
®
optimisation software is used to generate optimised pit shells taking into cognisance the economic parameters. The final pits are then designed taking into consideration the optimised pit shell, recommended slope geometry and ramp access requirements.
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Country
Mine
Category
Spacing
Diamond
RC
Comment
m (- x - y)
Namibia Navachab Measured 10 x 10
X
Drillhole spacing is reduced to 5m x
5m in complex ore.
Indicated 25 x 25
X
Inferred 50 x 50
X X
Grade/ore control 5 x 10
X
Modifying factors
Ore Reserve modifying factors (as at 31 December 2006)
Cut-off
Metallurgical
Namibia
grade
Dilution
(1)
Recovery
Other
Mine
g/t (Au)
%
Factor
Factor
Navachab – pit 0.60 n/a 92% n/a
(1)
Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
Summary of Mineral Resource and Ore Reserve changes
Mineral Resource and Ore Reserve comparison by operation (attributable)
AU CONTENT (ATTRIBUTABLE) (MILLION OUNCES)
% change
% change
from
from
2005
Nett diff
2005
Percentage
Other     before
Dec
after
after
Operation
attributable
Category
2005 Depletion
(1)
change
(2)
depletion   2006
depletion
depletion
Comments
Namibia
Navachab 100% Resource 1.793 -0.136
2.114   118%
3.771 1.978 110%
Due to successful exploration,
increased gold price and improved
mining efficiencies
Reserve 0.542 -0.096 0.270 50% 0.716 0.174 32%
Due to the increased gold price
marginal ore is now economic and
the pit is larger
Namibia Totals: Resource 1.793 -0.136
2.114   118%
3.771 1.978 110%
Reserve
0.542      -0.096     0.270    50%
0.716 0.174 32%
(1)
Depletion: Reduction in reserves based on ore delivered to the plant and corresponding reduction in Mineral Resource.
(2)
Other change: Model and scope changes.

Page 100_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
NAMIBIAN OPERATIONS: NAVACHAB
Navachab
Navachab Gold Mine is located 10km south-west of Karibib and 170km north-west of Windhoek, the capital of Namibia. Navachab mine is an open-pit mine. Its processing plant, with a production capacity of 110,000 tonnes per month, includes mills, carbon-in-pulp (CIP) and electro-winning facilities.
Geology
The Navachab gold deposit is located in the Pan-African Damara Orogen. The mineralisation in the Main Pit is hosted by a NE-SW striking metamorphosed sequence of greenschist-amphibolite facies, calc-silicates, marbles and volcanoclastics rocks that dip at 70° to the west. The gold is very fine-grained and associated with pyrrhotite and minor amounts of pyrite, chalcopyrite, maldonite and bismuthinite. An estimated 90% of the gold occurs as free gold and the remainder is present in minerals such as maldonite (Au2Bi). Silver is also present and the gold to silver ratio is about 15 to 1.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 101
W
E
Karibib FM
Oberwasser FM
Oxide
(MDMV)
Okawayo FM
MC
Zone
SC
LS
LSC
LS
Etusis FM
Chuos FM
Oxide
Calcrete
Spasbumn FM
35m
An E-W section through the valley hosting the Navachab mineralisation. LS refers to mainly quartzbiotite schist
(BISH) rock type and LSC refers to calc-silicate bearing rock (CS or BSC).
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Navachab – anomaly 16
Measured
–
–
–
–
–
–
Indicated
2
0.73
1
2
0.02
0
Inferred
2,240
1.09
2,438
2,469
0.03
78
Total
2,242
1.09
2,439
2,471
0.03
78
Navachab – gecko
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
439
1.78
779
484
0.05
25
Total
439
1.78
779
484
0.05
25
Navachab – grid A
Measured
513
2.48
1,276
566
0.07
41
Indicated
293
1.91
561
323
0.06
18
Inferred
95
1.25
118
104
0.04
4
Total
901
2.17
1,955
994
0.06
63
Navachab – main pit
Measured
1,404
1.40
1,967
1,548
0.04
63
Indicated
53,460
1.28
68,521
58,930
0.04
2,203
Inferred
30,885
1.15
35,595
34,045
0.03
1,144
Total
85,749
1.24
106,084
94,522
0.04
3,411
Navachab – stockpiles
Measured
9,527
0.63
6,040
10,501
0.02
194
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
9,527
0.63
6,040
10,501
0.02
194
Navachab – total
Measured
11,444
0.81
9,283
12,615
0.02
298
Mineral Resource
Indicated
53,755
1.29
69,083
59,255
0.04
2,221
Inferred
33,659
1.16
38,930
37,102
0.03
1,252
Total
98,858
1.19
117,297
108,972
0.03
3,771

Page 102_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
NAMIBIAN OPERATIONS: NAVACHAB
Inferred Mineral Resource in business plan
Inferred Mineral Resource was used in the pit optimisation process and 0.23 million ounces are present in the optimised pit.
Exclusive Mineral Resource
Metric
Imperial
Au
Navachab Gold Mine –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
6.1
0.62
3.8
6.7
0.018
0.1
Indicated
39.5
1.27
50.3
43.6
0.037
1.6
Inferred
27.0
1.15
31.2
29.7
0.034
1.0
Total
72.6
1.17
85.3
80.0
0.034
2.7
This exclusive Mineral Resource comprises largely main pit and to a lesser extent anomaly 16 and the gecko orebodies which forms potentially future Ore
Reserve dependant on the gold price and completion of technical studies.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 103
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Navachab – grid A
Proved
482
2.50
1,207
532
0.07
39
Probable
224
2.02
452
247
0.06
14.55
Total
707
2.35
1,660
779
0.07
53
Navachab – main pit
Proved
660
2.07
1,367
727
0.06
44
Probable
9,916
1.62
16,067
10,930
0.05
517
Total
10,576
1.65
17,434
11,658
0.05
561
Navachab – stockpiles
Proved
565
1.48
836
623
0.04
27
full grade ore
Probable
–
–
–
–
–
–
Total
565
1.48
836
623
0.04
27
Navachab – stockpiles – marginal
Proved
3,608
0.65
2,345
3,977
0.02
75
Probable
–
–
–
–
–
–
Total
3,608
0.65
2,345
3,977
0.02
75
Navachab – total Ore Reserve
Proved
5,315
1.08
5,755
5,859
0.03
185
Probable
10,140
1.63
16,519
11,177
0.05
531
Total
15,456
1.44
22,275
17,037
0.04
716
Grade tonnage information
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
F P Badenhorst
SACNASP
400031/02
16 years
MAuSIMM
211026
Ore Reserve
R Schommarz
MAuSIMM
222570
16 years

Page 104_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
TANZANIAN OPERATIONS: OVERVIEW
Tanzania
Geita is the largest of AngloGold Ashanti’s seven open-pit mines in Africa. Prior to April 2004,
Geita was managed under the joint venture agreement between Ashanti and AngloGold. After the merger of the two companies, Geita is now a wholly owned subsidiary.
Mineral Resource and Ore Reserve gold price
Mineral Resource and Ore Reserve gold price
Units
2006
2005
Mineral Resource gold price
US$/oz
650
425
Ore Reserve gold price
US$/oz
550
400
Mineral Resource estimation
As with any estimation techniques the results are very dependent upon the data quality and availability. The geological model is a critical input to the Mineral Resource estimation process.
The orebody boundaries for the individual deposits are defined from the detailed logging of all geological boreholes and after validation this information is used to create a three dimensional model. This model is subsequently populated with an appropriately dimensioned block model. The size of this block model is determined by analysing different block sizes in relation to the variance

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 105
of the blocks. A block size which gives an optimal variance is then chosen. (40m x 40m x 5m)
ordinary kriging is used to interpolate values into the blocks. A geostatistical technique called
Uniform Conditioning is then used to estimate the proportion of economic ore that occur above the Mineral Resource cut-off and this is reported according to the selective mining unit (SMU).
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Country
Mine
Category
Spacing
Diamond
RC
m (- x - y)
Tanzania Geita Measured 10 x 10
X X
Indicated 40 x 40
X X
Inferred 50 x 50
X X
Grade/Ore Control 10 x 10
X
Ore Reserve estimation
The Mineral Resource models as produced by the geology department are used as the basis for the Ore Reserve. Appropriate mining dilution is used as a modifying factors in the Ore Reserve conversion process. Appropriate reserve cut-off grades are applied and optimised pit shells are generated taking into cognisance the economic parameters. The final pits are then designed taking into consideration the optimised pit shell and recommended slope geometry.
Modifying factors
Ore Reserve modifying factors (as at 31 December 2006)
Cut-off
Metallurgical
Tanzania
grade
Dilution
(1)
recovery
Other
Mine
g/t (Au)
%
factor
factor
Comments
Geita 0.8 – 3.0 5% 66% - 95% n/a Recovery and cut-off grade vary with pit and ore type.
(1)
Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
Summary of Mineral Resource and Ore Reserve changes
Mineral Resource and Ore Reserve comparison by operation (attributable)
AU CONTENT (ATTRIBUTABLE) (MILLION OUNCES)
% change
% change
from
from
2005
Nett diff
2005
Percentage
Other     before
Dec
after
after
Operation
attributable
Category
2005 Depletion
(1)
change
(2)
depletion   2006
depletion
depletion
Comments
Tanzania
Geita 100% Resource 13.307 -0.636 2.065
16%  14.736
1.429 11%
Due to revised Mineral Resource
Models, exploration and increased
gold price
Reserve
8.497      -0.460     0.437     5%
8.474        -0.023
0%
Tanzania Totals: Resource 13.307 -0.636 2.065
16%  14.736
1.429 11%
Reserve
8.497      -0.460     0.437     5%
8.474        -0.023
0%
(1)
Depletion: Reduction in reserves based on ore delivered to the plant and corresponding reduction in Mineral Resource.
(2)
Other change: Model and scope changes.

Page 106_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
TANZANIAN OPERATIONS: GEITA
Geita
Geita Gold Mine is located approximately 910km from Dar es Salaam in the Lake Zone of Northern
Tanzania; the tenement is geologically situated within the Sukumaland Greenstone Belt of the
Lake Victoria Goldfields which hosts other gold mines including Golden Pride, Bulyanhulu,
Tulawaka and North Mara. This geological terrain is considered to be one of the most productive
Archaean Greenstone Belts in East Africa. Mining at Geita is undertaken by standard open-pit mining methods.
Geology
The Geita Greenstone trend is a component of the Sukumaland Greenstone Belt; it strikes east-
west, is 60km long and up to 15km wide. The terrain is made up of upper to mid-Nyanzian greenstone facies rocks, mainly clastic sediments, intermediate to felsic volcaniclastics and
Banded Iron Formation that forms a sedimentary sequence up to 1000m thick. In the mine lease area, north west trending deformation corridors separate the Geita Greenstone trend into three distinct sub-terrains, which have been named Nyamulilima in the west, Geita in the central part and Kukuluma to the north-east. Late dextral faults have utilised these corridors, reactivating the pre-existing fault systems. Gold mineralisation and hydrothermal alteration of the host lithologies, on all scales, is associated with late stage ductile to brittle-ductile deformation.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 107
NYRC 126
36m@6.2g/t
NYRC 223
37m@7.1g/t
NYRC 228
24m@5.1g/t
NYRC 327
27m@5.3g/t
NYRC 355
15m@9.1g/t
NYRC 536
17m@7.1g/t
NYDD 32
19m@4.6g/t
NYDD 31
26m@3.9g/t
NYRC 133
30m@10.2g/t
SE
NW
1000m RL
500m RL
Nyankanga
section 50 120m E
500m
Ferricrete
Quartz porphyry
Felsic porphyry
Plagioclase-porphyritic diorite
Mineralisation
Diorite (shown in boreholes only)
BIF (shown in boreholes only)
Current
pitshell
LOM
pitshell
Nyankanga section showing the ore body geometry
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Geita – Area 3 west Measured – – – – – –
Indicated 1,127 2.11 2,377 1,242 0.06 76
Inferred – – – – – –
Total 1,127 2.11 2,377 1,242 0.06 76
Geita – Chipaka Measured – – – – – –
Indicated 1,552 2.31 3,581 1,711 0.07 115
Inferred – – – – – –
Total 1,552 2.31 3,581 1,711 0.07 115
Geita – Geita Hill surface Measured – – – – – –
Indicated 38,139 2.68 102,078 42,041 0.08 3,282
Inferred 3,794 3.58 13,594 4,182 0.10 437
Total 41,933 2.76 115,672 46,223 0.08 3,719
Geita – Kukuluma Measured – – – – – –
Indicated 2,146 3.24 6,946 2,366 0.09 223
Inferred 29 3.10 91 32 0.09 3
Total 2,175 3.24 7,038 2,398 0.09 226

Page 108_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
TANZANIAN OPERATIONS: GEITA
Mineral Resource
(continued)
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Geita – Lone Cone
Measured
–
–
–
–
–
–
Indicated
2,546
2.46
6,256
2,807
0.07
201
Inferred
415
1.98
821
457
0.06
26
Total
2,961
2.39
7,076
3,264
0.07
228
Geita – Matandani
Measured
–
–
–
–
–
–
Indicated
6,192
4.36
27,010
6,826
0.13
868
Inferred
24
16.21
389
26
0.47
13
Total
6,216
4.41
27,400
6,852
0.13
881
Geita – Nyankanga south
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
869
4.00
3,471
957
0.12
112
Total
869
4.00
3,471
957
0.12
112
Geita – Nyankanga surface
Measured
–
–
–
–
–
–
Indicated
46,025
3.64
167,758
50,734
0.11
5,394
Inferred
14,483
2.14
31,035
15,965
0.06
998
Total
60,508
3.29
198,793
66,699
0.10
6,391
Geita – Nyankanga underground
Measured
–
–
–
–
–
–
Indicated
2,610
6.49
16,946
2,877
0.19
545
Inferred
2,177
6.26
13,623
2,400
0.18
438
Total
4,787
6.39
30,568
5,277
0.19
983
Geita – Ridge 8 surface
Measured
–
–
–
–
–
–
Indicated
5,101
2.80
14,301
5,622
0.08
460
Inferred
132
2.29
304
146
0.07
10
Total
5,233
2.79
14,605
5,768
0.08
470
Geita – Ridge 8 underground
Measured
–
–
–
–
–
–
Indicated
408
4.91
2,004
450
0.14
64
Inferred
1,990
5.13
10,208
2,194
0.15
328
Total
2,398
5.09
12,212
2,644
0.15
393
Geita – Roberts
Measured
–
–
–
–
–
–
Indicated
4,668
2.32
10,824
5,146
0.07
348
Inferred
–
–
–
–
–
–
Total
4,668
2.32
10,824
5,146
0.07
348
Geita – Star and Comet
Measured
–
–
–
–
–
–
Indicated
3,642
5.24
19,085
4,014
0.15
614
Inferred
425
4.00
1,700
469
0.12
55
Total
4,067
5.11
20,785
4,483
0.15
668
Geita – Stockpile
Measured
4,043
0.97
3,923
4,457
0.03
126
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
4,043
0.97
3,923
4,457
0.03
126
Geita – Total Mineral Resource
Measured
4,043
0.97
3,923
4,457
0.03
126
Indicated
114,156
3.32
379,166
125,836
0.10
12,190
Inferred
24,338
3.09
75,236
26,828
0.09
2,420
Total
142,537
3.22
458,325
157,121
0.09
14,736

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 109
Kukuluma, Nyankanga South, Nyankanga underground, Ridge 8 underground and all Inferred
Mineral Resource form potential future extensions to the current Ore Reserve, dependent on the gold price and technical studies.
Inferred Mineral Resources in business plan
Inferred Mineral Resource is used in the pit optimisation process and 0.87 million ounces are present in the optimised pit.
Exclusive Mineral Resource
Metric
Imperial
Au
Geita Gold Mine –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
–
–
–
–
–
–
Indicated
29.9
3.04
90.8
32.9
0.089
2.9
Inferred
13.4
3.77
50.6
14.8
0.110
1.6
Total
43.3
3.27
141.4
47.7
0.095
4.5

Page 110_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
Ore Reserves
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Geita – Area 3 west
Proved
–
–
–
–
–
–
Probable
433
2.78
1,204
478
0.08
39
Total
433
2.78
1,204
478
0.08
39
Geita – Chipaka
Proved
–
–
–
–
–
–
Probable
944
2.45
2,311
1,040
0.07
74
Total
944
2.45
2,311
1,040
0.07
74
Geita – Geita Hill surface
Proved
–
–
–
–
–
–
Probable
27,780
2.73
75,971
30,622
0.08
2,443
Total
27,780
2.73
75,971
30,622
0.08
2,443
Geita – Lone Cone
Proved
–
–
–
–
–
–
Probable
1,145
2.77
3,172
1,262
0.08
102
Total
1,145
2.77
3,172
1,262
0.08
102
Geita – Matandani
Proved
–
–
–
–
–
–
Probable
1,421
3.03
4,307
1,566
0.09
138
Total
1,421
3.03
4,307
1,566
0.09
138
Geita – Nyankanga surface
Proved
–
–
–
–
–
–
Probable
34,871
4.03
140,449
38,438
0.12
4,516
Total
34,871
4.03
140,449
38,438
0.12
4,516
Geita – Ridge 8 surface
Proved
–
–
–
–
–
–
Probable
1,426
3.06
4,366
1,572
0.09
140
Total
1,426
3.06
4,366
1,572
0.09
140
Geita – Roberts
Proved
–
–
–
–
–
–
Probable
3,645
2.72
9,913
4,017
0.08
319
Total
3,645
2.72
9,913
4,017
0.08
319
Geita – Star and Comet
Proved
–
–
–
–
–
–
Probable
3,255
5.51
17,950
3,588
0.16
577
Total
3,255
5.51
17,950
3,588
0.16
577
Geita – stockpile full grade ore
Proved
282
2.09
589
311
0.06
19
Probable
–
–
–
–
–
–
Total
282
2.09
589
311
0.06
19
Geita – stockpile marginal
Proved
3,762
0.89
3,335
4,146
0.03
107
Probable
–
–
–
–
–
–
Total
3,762
0.89
3,335
4,146
0.03
107
Geita – total Ore Reserve
Proved
4,044
0.97
3,924
4,457
0.03
126
Probable
74,920
3.47
259,643
82,583
0.10
8,348
Total
78,964
3.34
263,567
87,040
0.10
8,474
TANZANIAN OPERATIONS: GEITA

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 111
Grade tonnage information
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
J Gaunt
MAuSIMM
220840
11 years
Ore Reserve
E Smuts
MAuSIMM
211798
11 years
SAIMM
56520

Washington
DC
Page 112_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
UNITED STATES OPERATIONS: OVERVIEW
United States
In March 1999 AngloGold Ashanti acquired the Pikes Peak Mining Company, and interests in the
Cripple Creek & Victor Gold Mining Company (CC&V) and the Jerritt Canyon joint ventures. The stake in the Jerritt Canyon joint venture was sold to Queenstake in mid-2003. AngloGold Ashanti
(Colorado) Corporation. holds a 67% interest in CC&V with a 100% interest in gold produced until loans extended to the joint venture are repaid.
Mineral Resource and Ore Reserve gold price
Mineral Resource and Ore Reserve gold price
Units
2006
2005
Mineral Resource Gold Price
US$/oz
650
425
Ore Reserve Gold Price
US$/oz
550
400
Mineral Resource estimation
A single unified Mineral Resource model has been developed for the entire district. The unified model encompasses all known deposits and drilling within the CC&V property. Smaller sub-
models are maintained for Altman and Wild Horse to accommodate the vertical shift in the mining benches. The estimation method is multiple indicator kriging (MIK) and the primary variable estimated is the recoverable gold (not contained gold). An estimated iron and oxide model is utilised to interpolate block specific coefficients for input into the metallurgical recovery function.
The method for calculating nominal shake leach values (SLV) is a robust regression technique using geologically logged categorical variables. Modelling software is MineSight
®  and updated drill hole
information is used throughout. The drill-hole database is thoroughly reviewed before each Mineral
Resource estimation and the estimation domains are based primarily on lithology for each deposit

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 113
Inferred Mineral Resource in business plan
Inferred Mineral Resource is not used in the pit optimisation.
Ore Reserve estimation
The Ore Reserve pit designs were based on Lerchs-Grossmann (LG) optimisations of the geological model. The LG algorithm applies economic values to individual blocks and then generates a pit shell based on geotechnical constraints. Successive nested shells are generated until the economic limits of the pit are established. These shells are then used as a template for final mine design. Pit slope designs for all deposits were based on geotechnical studies and fell into two categories of overall angles (60° and 45°). All deposits were designed using a 10.7m
(35 feet) bench height.
Modifying factors
Ore Reserve modifying factors (as at 31 December 2006)
USA
Cut-off
Metallurgical
grade
Dilution
(1)
Recovery
Other
Mine
g/t (Au)
%
Factor
Factor
CC&V 0.24 n/a 62% n/a
(1)
Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Country
Mine
Category
Spacing
Diamond
RC
Comment
m (- x - y)
USA CC&V Measured <30 x 30
X X
Indicated >30 x 30
X X
Use probability field to delineate Measured
and Indicated Resource.
Inferred >30 x 30
X
Double search range.
Grade/Ore Control 5 x 6 Blastholes are used.
Summary of Mineral Resource and Ore Reserve changes
Mineral Resource and Ore Reserve comparison by operation (attributable)
AU CONTENT (ATTRIBUTABLE) (MILLION OUNCES)
% change
% change
from
from
2005
Nett diff
2005
Percentage
Other     before
Dec
after
after
Operation
attributable
Category
2005 Depletion
(1)
change
(2)
depletion   2006
depletion
depletion
Comments
USA
CC&V 100% Resource 6.761 -0.573 1.145 17% 7.333 0.572 8%
Due to successful exploration and
gold price
Reserve 3.303 -0.573 1.112 34% 3.842 0.539 16% Due to planned extension of life
USA Totals: Resource 6.761 -0.573 1.145 17% 7.333 0.572 8%
Reserve
3.303      -0.573     1.112    34%
3.842 0.539 16%
(1)
Depletion: Reduction in reserves based on ore delivered to the plant and corresponding reduction in Mineral Resource.
(2)
Other change: Model and scope changes.

Page 114_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
UNITED STATES OPERATIONS: CRIPPLE CREEK AND VICTOR
Cripple Creek and Victor (CC&V)
CC&V is located south-west of Colorado Springs in the state of Colorado in the United States.
Large-scale surface mining began in 1991 and grew with the start of production at the CC&V
Cresson Project in 1994. Today, CC&V is a low-grade, open pit operation. The ore is treated using a valley-type, heap-leach process with activated carbon used to recover the gold. The resulting doré buttons are shipped to a refinery for final processing.
Geology
The dominant geological feature of the District is a 32-28 Ma diatreme-intrusive complex hosted in Precambrian rocks located between the towns of Cripple Creek and Victor. The diatreme intrusive complex is 6.4km long, 3.2km wide and consists of diatremal breccia that has been intruded by stocks, dykes and discordant breccias. Diatremal breccia lithologies include breccias composed exclusively of volcanic, Precambrian or sedimentary material to any combination of the three. Early intrusions are predominantly within the alkaline phonolite-phonotephrite petrographic series and were followed by later lamprophyres. All rocks have undergone a complex history of structural deformation and hydrothermal activity. Gold mineralisation, dated between 27.8 Ma and
26.6 Ma is hosted in all rock types as veins and disseminated and/or structurally-controlled orebodies. Primary ore minerals include microscopic native gold, native gold with pyrite and gold tellurides. Silver is present but has minimal economic importance.

AngloGold Ashanti_Mineral Resource and Ore Reserve 2006_Page 115
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
CC&V Measured
180,250
0.82
148,348
198,691
0.02
4,770
Mineral Resource
Indicated
95,658
0.75
71,460
105,445
0.02
2,297
Inferred
14,112
0.59
8,289
15,556
0.02
266
Total
290,020
0.79
228,097
319,692
0.02
7,333
Exclusive Mineral Resource
Metric
Imperial
Au
CC&V –
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Exclusive Mineral Resource
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Measured
86.8
0.71
61.3
95.7
0.021
2.0
Indicated
60.1
0.65
39.0
66.2
0.019
1.3
Inferred
14.1
0.59
8.3
15.6
0.017
0.3
Total
161.0
0.67
108.6
177.5
0.020
3.5
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
CC&V
Proved
93,436
0.93
87,016
102,995
0.030
2,798
Probable
35,595
0.91
32,498
39,237
0.030
1,045
Total
129,031
0.93
119,514
142,232
0.030
3,842

Page 116_AngloGold Ashanti_Mineral Resource and Ore Reserve 2006
UNITED STATES OPERATIONS: CRIPPLE CREEK AND VICTOR
Grade tonnage information
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
L Billingsley
MAuSIMM
224930
18 years
Ore Reserve
L Billingsley
MAuSIMM
224930
18 years

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 29, 2007
By: /s/ L Eatwell
Name:  Lynda Eatwell
Title:    Company Secretary